7/2


03029726

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Construction Materials Ltd

*CURRENT ADDRESS


PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3850 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 9/4/03



K.WAH CONSTRUCTION MATERIALS LIMITED

Annual Report 2001

Our

We are a sizeable professional construction materials company continuously in search of excellence in all that we do.

It is our mission to satisfy market demand and customer needs with quality products and services at competitive prices.

With vision, perseverance and teamwork, we strive to be a leader in the industry that we serve and to provide shareholders the best return on their investment.

The Company

The predecessor of **K. Wah Construction Materials Limited** was first listed on the Hong Kong Stock Exchange in 1991 as International Pipe Limited, a leading company in the manufacture, sale and distribution of concrete pipes and other precast concrete products. Currently, the Company's numerous subsidiary and associated companies supply various types of construction materials and products to both private and public sectors in Hong Kong and the Mainland. It is the most integrated construction materials company listed on the Hong Kong Stock Exchange and is also one of the five major construction materials suppliers in Hong Kong.

The founder and Chairman of the Company, Dr. Lui Che Woo, MBE, JP embarked on the business in construction materals in 1955 when the first K. Wah company was established. The prescient Dr. Lui foresaw the demand for construction materials would increase dramatically to cope with the rapid growth of population and economy of Hong Kong. Such prescience was fully borne out by the expansive evolution of the Company in the past decades. The Company was renamed as K. Wah Construction Materials Limited in May 1997 after the acquisition of substantial construction materials businesses in Hong Kong and the Mainland from its mother company, K. Wah International Holdings Limited. The Company since then has expanded its business to include quarrying, ready-mixed concrete, cement, other concrete products and asphalt. It has also undergone an organisational restructure to enhance operational and cost efficiency.

In the past years, the Company has established a full-range vertical integration of construction materials operations. Besides the solid business foundation in Hong Kong, the Company is also progressive in the stategic business developments in the Mainland. Operations are set up in Shanghai, Guangzhou, Shenzhen and Zhuhai. A localisation policy has also been adopted to enhance operational efficiency.

Contents

Financial Calendar

DATES	EVENTS
18th September 2001	Announcement of results for the six months ended 30th June 2001
27th September 2001	Despatch to shareholders of 2001 interim reports
23rd November 2001	Payment of 2001 interim dividend in both scrip form and cash
11th April 2002	Announcement of results for the year ended 31st December 2001
26th April 2002	Despatch to shareholders of annual reports for the year ended 31st December 2001 and circular regarding the proposals for the granting of a general mandate to the Directors to repurchase the Company's own shares, the adoption of a new share option scheme and the amendment of the Articles of Association
24th May 2002 to 30th May 2002 (both days inclusive)	Closure of Register of Members to ascertain entitlements to final dividend for the year ended 31st December 2001
30th May 2002	2002 annual general meeting
10th July 2002	Payment of 2001 final dividend in both scrip form and cash

Corporate Information

CHAIRMAN

Dr. Lui Che Woo, MBE, JP, LLD

DEPUTY CHAIRMAN AND MANAGING DIRECTOR

Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Albert To Tak Pui
Paddy Tang Lui Wai Yu

NON-EXECUTIVE DIRECTORS

Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Steven Tong Kui Nam

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Denton Wilde Sapte
Deacons
Johnson Stokes & Master

REGISTERED OFFICE

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

SHARE REGISTRARS

Central Registration Hong Kong Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.kwcml.com

STOCK CODE

SEHK 27



Anderson Road Quarry



1. Anderson Road Quarry
2&3. The latest quarrying facilities were installed to increase productivity



Photo taken by Risky I :


K.WAH CONCRETE CO.,LTD

Production Plants



1,2&3 All plants are strategically located to enhance operational efficiency.

Photo taken by Risky Liu

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Academy Rooms, Grand Stanford Inter-Continental Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 30th May 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2001;

2. To declare a final dividend for the year ended 31st December 2001;

3. To elect directors and fix the directors' remuneration;

4. To appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   6.1 "**THAT** conditionally on the approval of the share option scheme referred to in the circular dispatched to members on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme"), by the shareholders at the annual general meeting of K. Wah International Holdings Limited, the Company's holding company and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme."

   6.2 "**THAT** conditionally on the resolution referred to as 6.1 of this Notice being passed and becoming unconditional, the existing share option scheme for the employees, senior executives and directors of the Company and its subsidiaries which was adopted by the Company at its general meeting on 23rd June 2000 be terminated with effect from the date on which such resolution shall become unconditional."

7. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

   "**THAT** the Articles of Association of the Company be and are hereby amended as follows:

   (a) by inserting after the expression "dollars" in Article 2 the following new expressions:

   " "electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

   "legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;";

   (b) *by adding in Article 2 after the words "non-transitory form" in the definition of " "writing" or "printing" " the words* "(including an electronic communication)";

   (c) by deleting Article 168(B) and substituting therefor the following:

   "168(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every member of, and every holder of debentures of, the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

168(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(d) by adding in Article 172 after the words "(provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance)" the following:

"or by sending it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force on the Company's computer network";

(e) by adding in Article 172 after the words "In the case of joint holders of a share, all notices" the words "or documents";

(f) by adding in the first line of Article 174 after the word "notice" the words "or document" and by adding at the end of Article 174 the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.";

(g) by adding the following as Article 174(A) after Article 174:

"Subject to applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, any notice or document, including the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), may be given to a member either in the English language or the Chinese language."; and

(h) by adding in Article 177 after the words "registered address of any member" the words "or served by any means permitted by and" ."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 26th April 2002

Notes:

1. The register of members will be closed from 24th May 2002 to 30th May 2002, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the annual general meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

4. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate is set out in a separate letter from the Company enclosed with this Annual Report. The directors have no present intention to issue any additional shares.

5. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.

6. Concerning agenda item 6 above, the directors wish to draw the attention of members to the circular enclosed with this Annual Report which contains, inter alia, reasons for adopting the Share Option Scheme and a summary of the principal terms of the Share Option Scheme.

7. Concerning agenda item 7 above, the directors wish to draw the attention of members to the circular enclosed with this Annual Report which contains, inter alia, reasons for amending the Articles of Association.


Operation Flow Chart
Upstream Activities
Downstream Activities
Customer Segment
Rock quarrying
Cement manufacturing & distribution
Raw Materials
• Rock aggregates
• Cement
Concrete blocks, bricks, pavers
Ready-mixed concrete
Concrete pipes



Chairman — **Dr. Lui Che Woo**, MBE, JP, LLD

FOREWORD

2001 was a year of development and repositioning for K. Wah Construction Materials. Significant inroads were made toward expanding the Group's core revenue base into the Mainland. The Group continues to focus on building unit cost advantages through integrating the product supply cycle and securing advantageous delivery points. These measures will enhance the Group's ability to significantly increase market share and maintain margin in the future.

YEAR 2001 RESULTS

Given the extremely soft construction sector in 2001, and despite significant investments made for the future, the Group's 2001 results were satisfactory.

Turnover was HK$1,083 million compared to HK$1,094 million last year, a decline of 1%. Weak demand and reduced margin in the Hong Kong market negated strong performance in Shanghai.

Profit attributable to shareholders declined 32% from last year to HK$113 million.

Earnings per share was 9.6 cents per share, a 37% decrease compared to the year ended 31st December 2000.

The Board recommends a final dividend of 2.5 cents per share, resulting in a total dividend of 4 cents per share, with a payout ratio of 43% for 2001. For the preceding two years, the Group has maintained average payout ratios of over 40%.

MARKET OUTLOOK

In Hong Kong, the construction sector experienced one of the most severe cyclical downturn in recent years. Soft demand led to price pressure and reduced margin, directly impacting the Group's performance. Short-term the sector will remain soft but the Group is hopeful of a medium-term improvement led by the planned infrastructure projects and increased Urban Renewal activities.

In contrast, the Group is upbeat on Mainland's prospects. At the same time the Group recognizes the prudence, diligence and moderation which are required in successfully expanding into a complex, highly diversified and enormous market which is China.

STRATEGIC FOCUS

Throughout 2001 the Group remained focused on its core strategies.

The Group continued to build upon the leadership positions achieved in Hong Kong in market share, production capacity and technology, quality and services. The Group's legacy advantages in aggregates and delivery logistics made us one of the lowest cost suppliers, and therefore more resilient to cycle downturn. In the Mainland, we continued to invest vigorously for the future, targeting strategic partnerships in product and logistics to achieve a broader, well-integrated product mix and permanent cost advantage. The Group continues to penetrate the greater Shanghai area and grow share in the markets of ready-mix concrete and other construction products. In light of the 2008 Olympics, the Group is also actively exploring construction materials business opportunities in Beijing. It is envisaged that the Group's many years of local management experiences would greatly enhance our future expansion in the Mainland.

PEOPLE

In K. Wah people are our most valuable asset. The Group continues to invest in developing talents to lead and support the Group's business expansion. Focus is on recruiting and shaping a core team of versatile, multi-skilled project managers who are equally effective on both sides of the border.

The "3C" principle — communication, co-operation and co-ordination — upon which the K. Wah teamwork is built continue to strive. "K50", a TQM program targeting fifty initiatives for improvement in the construction materials business was substantially completed.

AWARD

In 2001, the Group's Huang Pi Quarry won first place honor among the country's 15 most environmental quarry operations, fully affirming K. Wah Construction Materials' superior and environmentally sound design and operations.

Lastly my gratitude to the directors, the management team, and all the staff of K. Wah Construction Materials — they as a team have made 2001 a year of accomplishments.

Dr. Lui Che Woo
Chairman

11th April 2002
Hong Kong



Commitment
to Environmental Protection









1&2. Rehabilitation of Anderson Road Quarry
3. Road-wetting trucks help reduce dust emission.
4&5. Environmental impact assessment

Photo taken by Risky Liu


安全第一
SAFETY FIRST
嘉華材料
嘉華材料
Photo taken by Risky Liu

The Group is committed to high standards of corporate governance. To accomplish this, the Group exercise corporate governance through the following Boards and Committee:

1. **Board of Directors**

The Board of Directors comprises the Chairman, Deputy Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

The Board of Directors meets formally three to four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for the day to day management of the Group's operation to an Executive Board.

The current members of the Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Albert To Tak Pui, Mrs. Paddy Tang Lui Wai Yu, Dr. Chan Nai Keong, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. Yip Hing Chung.

2. **Executive Board**

The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operation. The Executive Board meets weekly and monitors the operations and acts as mentor management.

The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Albert To Tak Pui and Mrs. Paddy Tang Lui Wai Yu.

3. **Audit Committee**

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

The current members of the Audit Committee are Dr. Charles Cheung Wai Bun and Mr. Moses Cheng Mo Chi.

The Audit Committee meets at least twice a year for review of annual results and interim results. Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial information by auditors.

The Group's particular efforts to lay the seeds of corporate governance in its Mainland operations have reaped favourable results. We made our Mainland staff aware of the internal policies and control system and by all means, enforce it. Our Mainland management has become more disciplined and accommodating towards compliance with the Group's internal policies and control system. Embodiment of good practice standards not only in Hong Kong, but also in our Mainland investments, aligns with the Group's long term strategies.

For the year ended 31st December 2001, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.



Saf

reduce injury

Photo taken by Risky Liu

REVIEW OF OPERATION

Overview

Turnover and profit before taxation for the year ended 31st December 2001 were HK$1,083 million and HK$128 million as compared to HK$1,094 million and HK$190 million respectively. Despite weaker market we are able to maintain turnover at the same level as last year; however, profit before tax decreased by 33%.

Hong Kong Construction Materials Division remains the major contributor to the profit of the Group. Market conditions were impacted by the event of 11th September. Profit from Hong Kong operation declined further despite management efforts to contain costs and improve productivity. In contrast the company is upbeat on the Mainland's prospects, in particular, with its Shanghai operation which recorded significant improvement in performance.

Analysis by Geographical Area

	Hong Kong *HK$'000*	Mainland *HK$'000*	Group *HK$'000*
Turnover	721,075	361,540	1,082,615
Operating profit	139,926	9,120	149,046
Finance costs	(15,734)	(1,195)	(16,929)
Share of profits less losses of			
Jointly controlled entities	(157)	2,095	1,938
Associated companies	370	(6,380)	(6,010)
Profit before taxation	124,405	3,640	128,045
Taxation			(14,410)
Profit after taxation			113,635
Minority interests			(834)
Profit attributable to shareholders			112,801

Overview *(Cont'd)*



TURNOVER BY GEOGRAPHICAL SPREAD

	2001 HK$'000	2000 HK$'000
Hong Kong	**721,075**	844,965
Mainland China	**361,540**	248,556
	1,082,615	1,093,521

2001
B 33%
A 67%
2000
B 23%
A 77%



GROSS ASSETS BY GEOGRAPHICAL SPREAD

	2001 HK$'000	2000 HK$'000
Hong Kong	**1,043,345**	1,127,854
Mainland China	**461,503**	384,406
	1,504,848	1,512,260

2001
B 31%
A 69%
2000
B 25%
A 75%

Business in Hong Kong

The shrinking economy and slow down of the property and infrastructural developments during the year resulted in a further drop in the overall demand of construction materials in Hong Kong. Despite continued management efforts to ensure that all facets of operations are cost effective, soft demand and competitive pricing in the industry put significant pressure on the profit of the Hong Kong operation.

The rehabilitation works of KWP Quarry Co. Ltd. at Anderson Road in which the Group has a 63.5% interest is proceeding on schedule. In January 2002, the company met its second milestone on time in accordance with its contract with the Hong Kong SAR Government entered into in April 1997. To cope with the changing market conditions and maintain the Group's competitive position as one of the leaders in the industry in Hong Kong, the Group has embarked on certain initiatives. On the operational side, we established a wholly owned new quarry in Huidong, Guandong with an aim to cater primarily to the Hong Kong market. It will commence production by the end of 2002. On the management side, the project that the Group initiated in 2000 for cultural change focusing on alignment of accountability and authority to meet corporate objectives is being carried out successfully. The Group now has an effective organization structure and culture to meet the challenging market conditions ahead of us.

Business in Hong Kong *(Cont'd)*

The Management is pleased to report that following the successful implementation of PeopleSoft Accounting System for its Hong Kong operation in January 2001, the accounting department of the Group has succeeded in reducing headcount through natural attrition. It is targeting to shorten the month end accounts closing from existing eight working days to five working days by the end of 2002.

Impacted by the 11th September 2001 event, the market in Hong Kong worsened over the last six months which added more pressure on pricing and availability of new orders. However, the Group remains optimistic on the longer term. Our new Financial Secretary in his maiden budget speech on 6th March 2002 highlighted a 21% increase in real terms on capital expenditure for 2002/03. This includes approximately HK$29 billion allocated for major capital works. The SAR Government was also said to be considering to further reduce the production of public housing thus leaving more freedom for the private sector to develop the market. The Group envisages that all these will provide a basis for restructuring Hong Kong's economy and renew public confidence as well as provide good business opportunities for the Group.

The restructuring of the Hong Kong economy will take time to materialize. Hence, the Group envisages that contributions from the Hong Kong operation would, in the meantime, be further reduced before recovery. The Group's order book is currently maintained at a level lower than that of the corresponding period last year. However, given current market conditions, the Group considers the situation to be fair and satisfactory. To strengthen the Group's position, continuing management efforts will be endeavored to explore opportunities available in the Pearl River Delta in terms of new market and product range.

Business in Mainland China

In general, the overall performance of our Mainland Division reported significant profit improvement as compared to last year.

In Shanghai, the Group is pleased to report that profits contribution from the Shanghai region is better than expected due to an increase in the overall ready-mixed concrete market in 2001 of more than 30%. The Group's ready-mixed concrete sales volume in Shanghai has reached a level where the Group sees the opportunity to create a vertical integration by expanding its production facility to cover upstream products. Along this, the Group has established K. Wah Quarry (Huzhou) Company Limited, a wholly owned subsidiary of the Group. The subsidiary will establish a quarry in Huzhou aiming to serve primarily the Shanghai market. It is scheduled for full production by the end of 2002. In addition, the Group has established Shanghai K. Wah Concrete Piles Company Limited, a co-operative joint venture of which the Group has 100% equity interest. The joint venture company will establish a plant for production of piles also aiming to serve primarily the Shanghai market. It is envisaged that with the continuing improvement of market conditions coupled with the Group's additional investments to expand facilities and product range, Shanghai precast concrete and other construction materials business will further increase its contribution to the Group.

In Guangzhou, the performance is disappointing. This is due to worsening market condition and the closure of Huang Pi Quarry and Jia Fang Concrete batching plant. Huang Pi's application to the Guangdong Provincial High Court to revoke the closure notice was heard on 28th December 2001. The Group is still awaiting the outcome of the legal proceeding.

The Group is pleased to report that with the Group's continued efforts in improving productivity, the total production output of Guangzhou K. Wah Nanfang Cement Limited in which the Group has 50% equity interest, increased by 14% over the previous year. This benefit from increased production capacity is offset by intensifying market competition and considerable drop in prices. Despite all these the joint venture company is making a contribution to profit.

Business in Mainland China *(Cont'd)*

The Group is also pleased to report that agreement has been reached with the Mainland partner for the Group to continue its management of Guangzhou K. Wah Nanfang Cement Limited for another term of four years following the expiry of the existing term in November 2002.

In the long run, through leveraging the Group's strong financial strength and its invaluable years of management experience in the Mainland, the Group is confident of grasping the opportunities arising from China's entry to WTO and the commencement works for Beijing's 2008 Olympics. It is also the Group's strategy to expand its product range and business presence to other major cities in the Mainland.

Technology Investments

The Group has been proceeding prudently with its diversified investment plan and so far has invested HK$111 million on technology investments. It has also achieved a balanced investment portfolio in various segments, both in Hong Kong and in Mainland China.

The Group will prudently explore technology investments within the current strategic mandate that will bring satisfactory return in the medium to long term. We will also continue to explore our relationship with existing partners to create synergy that will bring to the Group more investment opportunities from the Mainland and from overseas. In selecting investment projects, the Group places emphasis on management skill, technical expertise, innovation and technological advancement. We are confident that our prudent investment approach can capitalize the market potential available from this new economic frontier.

AWARDS

In pursuit of improvement, the Group has participated in various competitions during 2001 and your Group is pleased to report the following awards:

Awards in Hong Kong

Certificate of Merit in Corporate Governance

The Board of Directors of K. Wah Construction Materials Limited was presented with a Certificate of Merit in Corporate Governance in the Directors of the Year Awards 2001. The competition was organized by The Hong Kong Institute of Directors and it aimed to give recognition to outstanding performers in corporate governance.

Good People Management Award 2001

K. Wah Quarry Company Limited, a wholly owned subsidiary of the Group, was given the Good People Management Award 2001 by the Labour Department. The winning of the award was the result of an open and equitable management system, a fair reward system, mutual communication, continuous learning and a balanced lifestyle.

Awards in Hong Kong *(Cont'd)*

Certificate of Merit in Environmental Performance

K. Wah Concrete Company Limited, a wholly owned subsidiary of the Group, received the Certificate of Merit in 2001 Hong Kong Awards for Industry: Environmental Performance. The company puts tremendous effort in environmental protection, such as implementing an in-house Environment Management System, using resources effectively, minimizing pollutants and waste and embarking on a greening program in workplaces.

Certificate of Merit in Good Housekeeping Plan/Certificate of Performance in Occupational Safety and Health Enhancement Forum

K. Wah Concrete Company Limited, a wholly owned subsidiary of the Group, received the Certificate of Merit in Good Housekeeping Plan and the Certificate of Performance in Occupational Safety and Health Enhancement Forum organized by the Occupational Safety and Health Council.

Awards in Mainland

Huang Pi Quarry was accredited by China Sandstone Association and China Quarries Association as "***The Country's Best Model Quarry in Conserving and Utilising Sandstone Resource***". The award is hailed with significance in that it recognizes Huang Pi Quarry's high industry standards and sets a model example for other Mainland China quarries.

Guangzhou K. Wah Nanfang Cement Limited won a total of three outstanding awards in 2001. They are "***2000 Provincial Advance Entity in Bulk Cement Development***" accredited by Guangdong Province Construction Development Bureau; "***Certificate of Excellence in recognition of its Advanced Bulk Cement Works***" accredited by Guangzhou Construction Board and "***Certificate of Construction Products Assurance***" accredited by Guangzhou Construction Industry Association.

Hong Kong	
Company	Award
Board of Directors — K. Wah Construction Materials Ltd.	Certificate of Merit in Corporate Governance, Directors of the Year Awards 2001
K. Wah Quarry Co. Ltd.	Good People Management Award 2001
KWP Quarry Co. Ltd.	— Certificate of Merit, Outstanding Good Housekeeping Plan — 建造業良好工地管理銀獎
K. Wah Concrete Co. Ltd.	— 2001 Business Environment Council Certificate of Merit in Environmental Performance — Certificate of Performance — "Safety Chain Device" for the Extension Chute of Truck Mixer, Occupational Safety and Health Enhancement Forum 2001 — Certificate of Merit, Outstanding Good Housekeeping Plan
K. Wah Stones (Zhu Hai) Co. Ltd.	— Double Best Enterprise of the Nation's Foreign Investment 1999
Shanghai	
Company	Award
Shanghai Bao Jia Concrete Co. Ltd.	— 《2000年度預拌混凝土生產質量優良》
Shanghai Gang Hui Concrete Co. Ltd.	— 《2000年納稅百萬元企業》 — 《2000年度上海市預拌混凝土生產企業質量業績考核第二名》 — 《1999年度上海市預拌(商品)混凝土生產企業質量業績考評第二名》 — 《1999年納稅百萬元企業》
Shanghai Jiafu Concrete Co. Ltd.	— 《2000年度預拌混凝土生產質量優良》 — 《1999年度上海市預拌(商品)混凝土生產企業質量業績考評第五名》
Shanghai Xincai Concrete Co. Ltd.	— 《2000年度外商投資企業稅收先進單位》榮譽證書
Shanghai Jiajian Concrete Co. Ltd.	— 《2000年度外商投資企業稅收先進單位》榮譽證書
Guangzhou	
Company	Award
Guangzhou K. Wah Nanfang Cement Ltd.	— 先進會員單位 — 先進個人 — 鍾福榮 — 廣州市推薦使用建材(建設工業)產品證書 — 計量水平確認證書 — 第七次全國水泥分析大對比「合格單位」稱號 — 2000年推廣散裝水泥全省先進單位 — 中國主要建材企業及知名建材產品推薦證書 — 信得過產品證書 — 安全文明生產先進單位 — 安全生產先進單位 — 98－99年武裝工作先進單位 — 質量體系認證證書

* Awards are listed according to the year of presentation.

Awards 2000-2001





1. The Board of Directors of K.Wah Construction Materials Ltd. was presented with a Certificate of Merit in Corporate Governance in the Directors of the Year Award 2001 by The Hong Kong Institute of Directors.
2. K.Wah Quarry Company Ltd. was given the Good People Management Award 2001 by the Labour Department.

FINANCIAL POSITION AND GEARING RATIO

The financial position of the Group has continuously improved during the year. At 31st December 2001, the shareholders funds increased by 6% to HK$1,358 million from HK$1,277 million as at 31st December 2000 and the Group's gross assets employed decreased by 0.5% to HK$1,505 million from HK$1,512 million as at 31st December 2000.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 31st December 2001 as compared to 3% at 31st December 2000.



SOURCES OF FUNDING

		2001 HK$'000	2000 HK$'000
	Share capital	121,674	115,166
	Capital reserve	552,092	558,412
	Revenue reserves	656,503	529,801
D	Revaluation reserves	27,363	27,363
	Minority interests	125,547	128,543
F	Non-current liabilities	21,669	106,909
		1,504,848	1,512,260

2001
E 8%
F 1%
A 8%
D 2%
B 37%
C 44%
2000
F 7%
E 8%
A 8%
D 2%
B 37%
C 38%

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong cash position. As at 31st December 2001 total cash and bank balances were HK$299 million as compared to HK$234 million as at 31st December 2000. Outstanding bank loans as at year-end decreased to HK$285 million from HK$288 million as at 31st December 2000. All outstanding bank loans were on a floating rate basis and are repayable in 2002. The Group's gearing ratio and liquidity remains strong and the Group has sufficient funds to meet its commitment and working capital requirements.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Details of charges on group assets are set out in note 13 to the financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 33 to the financial statements.

EMPLOYEES

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs over 1,200 employees in Hong Kong and the Mainland. Employee costs, excluding Director's emoluments, amounted to HK$145,157,000.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. In 2001, with the support of an external consultant, the Group has designed and implemented a new performance management system for its executives. Specific objectives are agreed at the beginning of the year with regular achievement reviews.

The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents.

Human and Organization Development

We continue to promote learning by sponsoring employees to attend external and internal training courses in a wide range of areas such as knowledge of the Group and its businesses, business integrity and ethics, presentation and technical skills, quality awareness and safety, language and computer software applications in addition to tailor-made management development programs.

To augment the Group's present expansion, localisation plan and future development in the Mainland, we continue with our Management Trainee Program to recruit high potential graduates and develop them to be our future managers. In alliance with Tongji University, Shanghai, a training plan was formulated to upgrade and strengthen the technical and managerial competencies of our technical, middle and senior managerial employees.

Health, safety and environmental protection

Health, safety and environmental protection (HSE) are integral parts of the Group's business. It is a shared initiative between the Company and all those concerned to give due consideration to stakeholders' HSE needs in our operations.

The Group benchmarks both international and local standards and practices, and adopts overall goals of keeping industrial accidents to the lowest level. It strives to provide a healthy and safe workplace for its staff and workers. It also emphasizes on environmental protection.

Good Corporate Citizenship

It has always been the mission of the Company to play a significant role in the society of Hong Kong. With years of being a major integrated local construction materials supplier, the Company is honored to have shouldered the responsibility to build Hong Kong to a modern metropolitan city today.

Inheriting this tradition, the K. Wah Construction Materials Social Club was formed in early 2001. Led by a group of enthusiastic staff, and with the full support and blessing of the Management, the Club practises its mission of further enriching our contact and support to our fellow citizens in Hong Kong.

Year 2001 has been a very successful maiden year. In conjunction with various social service and volunteer associations, the Club has organized a series of activities, including:

- Community Chest Green Day
- Community Chest Causal Day
- Charity Walk of Yan Chai
- Red Cross Donation Campaign
- Oxfam Collection
- United Christian Hospital Visit for Patients of Teenagers
- Environment Protection Workshop for Po Leung Kuk

In the coming year, a series of activities will be planned to carry forward the success. Whilst providing a forum for more quality interpersonal communication amongst our staff, it is our aspiration to further engrave our Company name as a responsible and caring corporate citizen in Hong Kong.


KWCM SOCIAL CLUB


2001







	Year ended 31st March 1998 HK$'000	Year ended 31st March 1999 HK$'000	Nine months ended 31st December 1999 HK$'000	Year ended 31st December 2000 HK$'000	**Year ended 31st December 2001 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,089,850	1,123,615	812,566	1,093,521	**1,082,615**
Profit attributable to shareholders	170,632	185,880	143,465	166,276	**112,801**
Dividend	34,905	45,231	64,702	74,156	**48,330**
Earnings per share (cents)	21.8	22.4	13.4	15.2	**9.6**
Dividend per share (cents)	4.5	4.5	6.0	6.5	**4.0**
CONSOLIDATED BALANCE SHEET					
Fixed assets	649,420	816,754	786,475	711,286	**675,498**
Jointly controlled entities and associated companies	234,776	225,925	200,559	257,656	**263,851**
Other non-current assets	41,844	54,060	74,653	98,784	**141,709**
Net current assets	203,874	241,498	440,730	444,534	**423,790**
Employment of capital	1,129,914	1,338,237	1,502,417	1,512,260	**1,504,848**
Financed by:					
Share capital	77,624	107,010	107,084	115,166	**121,674**
Reserves	629,169	942,633	1,048,211	1,161,642	**1,235,958**
Shareholders' funds	706,793	1,049,643	1,155,295	1,276,808	**1,357,632**
Minority interests	94,153	150,761	132,208	128,543	**125,547**
Convertible note	306,000	—	—	—	**—**
Long term liabilities	4,933	119,798	196,109	86,563	**—**
Other non-current liabilities	18,035	18,035	18,805	20,346	**21,669**
Capital employed	1,129,914	1,338,237	1,502,417	1,512,260	**1,504,848**
Net assets value per share (dollars)	0.91	0.98	1.08	1.11	**1.12**


TURNOVER
HK$ Million
1,200
1,000
800
600
400
200
0
97/98
98/99
12/99*
12/00
12/01
Year


EARNINGS PER SHARE
HK Cents
25
20
15
10
5
0
97/98
98/99
12/99*
12/00
12/01
Year


NET ASSETS VALUE PER SHARE
HK$
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
97/98
98/99
12/99
12/00
12/01
Year


DIVIDEND PAYMENTS AND
NET PROFIT ATTRIBUTABLE
TO SHAREHOLDERS
HK$ Million
200
180
160
140
120
100
80
60
40
20
0
97/98
98/99
12/99*
12/00
12/01
Year
Net profit attributable
to shareholders
Dividend


DIVIDEND PER SHARE
HK Cents
8
7
6
5
4
3
2
1
0
97/98
98/99
12/99*
12/00
12/01
Year
Final Dividend
Interim Dividend

** Nine months ended*

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, MBE, JP, LLD, aged 72, the founder of the Group, has been a director of the Company since 1991 and is presently the Chairman of the Company. Dr. Lui was appointed as director and Chairman of K. Wah International Holdings Limited in 1989. He has over 45 years' experience in quarrying, construction materials and property development. He is also a former Chairman of The Hong Kong Contract Quarry Association, The Institute of Quarrying (Hong Kong Branch) and the Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners and the President of the Tsim Sha Tsui East Property Developers' Association. Dr. Lui is a Committee Member of the Chinese People's Political Consultative Conference. He is also a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. He is also the Chairman of the China Association (H.K.) for Science and Society, the Founding President of Hong Kong - Guangdong Economic Development Association and a Honorary President of Hong Kong - Shanghai Economic Development Association. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 46, joined the Group in 1979. He has been a director of the Company since 1987 and is presently the Deputy Chairman and Managing Director of the Company. Mr. Lui has also been an executive director of K. Wah International Holdings Limited since 1989 and is presently the Managing Director of K. Wah International Holdings Limited. He has a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is also a member of the Town Planning Board. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo.

Mr. Albert To Tak Pui, aged 45, joined the Group as the Group Finance Director in 2001 and was appointed an executive director of the Company in the same year. Mr. To has a bachelor of arts degree from Saint John's University and a master of business administration degree from University of Minnesota, USA. He is a seasoned financial professional with substantial experience in multinational operations. He has held top level management positions in international companies and is well exposed to corporate finance, investment planning and strategic development.

Mrs. Paddy Tang Lui Wai Yu, aged 48, joined the Group in 1980 and has been a director of the Company since 1991. She is also an executive director of K. Wah International Holdings Limited. She has a bachelor of commerce degree from McGill University, Canada. She is a member of The Institute of Chartered Accountants in England and Wales. Mrs. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Antiquities Advisory Board. Mrs. Tang is a daughter of Dr. Lui Che Woo.

Non-executive Directors

Dr. Chan Nai Keong, CBE, JP, aged 70, has been a director of the Company since 1991. He holds a first class honours diploma in civil engineering from the Loughborough College, UK and a honorary degree of doctor of technology from the Loughborough University, UK. Dr. Chan is a past President of the Hong Kong Academy of Engineering Sciences, a Fellow of the Royal Academy of Engineering, The Institution of Civil Engineers, The Institution of Structural Engineers and The Hong Kong Institution of Engineers. He joined the Public Works Department of Hong Kong Government in 1952 and held the position of the Secretary for Lands and Works during 1983–1986. He is presently a member of the Election Committee of the HKSAR. He has served as an Official Member of the Legislative Council.

Dr. Charles Cheung Wai Bun, JP, aged 65, joined the Group in 1986. He was an executive director of the Company since 1987 and became a non-executive director since 1995. He is also a non-executive director of K. Wah International Holdings Limited. He holds an honorary doctor degree, a master degree and a bachelor of science degree in business administration. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive

Deputy Chairman of Mission Hills Group. He is a Director of Global Business Bank, a publicly listed bank in the Philippines. He is also a non-executive director of Pioneer Global Group Limited and Prime Investments Holdings Limited. Dr. Cheung was a former director and Adviser of the Tung Wah Group of Hospitals. He is a Vice Chairman of Guangdong Province Golf Association.

Mr. Moses Cheng Mo Chi, **OBE, JP**, aged 52, has been a director of the Company since 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors. Mr. Cheng is the Chairman of The Hong Kong Institute of Directors, the Board of Education and the Committee on the Promotion of Civic Education. He is a former member of the Legislative Council.

Mr. Yip Hing Chung, **MBE, JP**, aged 79, has been a director of the Company since 1991. He has over twenty years' experience in the manufacture of concrete pipes. He is also the Vice Chairman of Carrianna Holdings Limited, the Vice President of the Chinese Manufacturers' Association of Hong Kong, the President of the Hong Kong Chiu Chow Chamber of Commerce Limited and the President of the Hong Kong and Kowloon Chiu Chow Public Association.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Mr. John Roy Swainston, aged 65, joined the Group in 1981 and is the Director of Shanghai Construction Materials.

Mr. Joseph Chee Ying Keung, aged 44, joined the Group in 1982 and is the Director of Hong Kong Construction Materials. He is a fellow of The Institute of Quarrying and a former Chairman of The Institute of Quarrying (Hong Kong Branch).

Mr. Albert Law Yu Kwan, aged 52, joined the Group in 1997 and is the Financial Controller. He is a council member (Hong Kong division) and a fellow of The Chartered Institute of Management Accountants, a fellow of The Association of International Accountants and a member of The Hong Kong Society of Accountants.

Mr. John Au Chung On, aged 42, joined the Group in 1994 and is the Associate Director of Human Resources and Administration. He is a member of The Hong Kong Institute of Human Resources Management and The American Society for Training and Development.

Mr. Xu Bin Bin, aged 42, joined the Group in 1996 and is the General Manager of Mainland Development. Mr. Xu holds a master degree in construction materials engineering from South East University, Nanjing.

Mr. Danny Chung Fuk Wing, aged 45, joined the Group in 1997 and is the General Manager of Beijing Construction Materials. He is a chartered engineer, a member of The Hong Kong Institution of Engineers, The Institution of Engineers, Australia and The Institution of Electrical Engineers, England.

Mr. Anthony John Pignat, aged 37, joined the Group in 2001 and is the General Manager of KWP Quarry Co. Limited. He is a fellow of The Institute of Quarrying.

Mr. Steven Tong Kui Nam, aged 43, joined the Group in 1981 and is the Company Secretary.

Mr. Paul Roger Fowler, aged 51, joined the Group in 1996 and is the General Manager of Planning and Development. He is a chartered engineer, a registered professional engineer of The Hong Kong Institution of Engineers, a fellow of The Institution of Mining and Metallurgy and The Institute of Quarrying. He is also a chartered geologist registered with the Geological Society of London.

Mr. Gary Choi Siu Wah, aged 48, joined the Group in 1998 and is the General Manager of EDP. He is a member of The British Computer Society, The EDP Auditors Association and a chartered engineer of the Engineering Council.

Mrs. Liu Wang E-Ni, aged 46, joined the Group in 1999 and is the General Manager of Finance, Shanghai Construction Materials. She is a member of American Institute of Certified Public Accountants.

Mr. Nelson Wong Kit Ming, aged 49, joined the Group in 2000 and is the General Manager of Finance. He is an associate member of The Chartered Institute of Management Accountants and The Hong Kong Society of Accountants.

Mr. Chow Shu Yee, aged 55, joined the Group in 1994 and is the Deputy General Manager of K. Wah Construction Products Limited and K. Wah Materials Limited.

Mr. Wang Yi Liang, aged 38, joined the Group in 1997 and is the Deputy General Manager of Business Development cum Beijing Representative. He holds a bachelor of economic degree from Nanjing Ging Ling University.

Mr. Johnny Ng Yuk Kay, aged 39, joined the Group in 1987 and is the Regional General Manager of Operations and Legal, Shanghai Construction Materials. He holds a master of business administration degree from The Hong Kong University of Science and Technology.

Mr. Raymond Ng Kam Mun, aged 40, rejoined the Group in 1991 and is the Deputy General Manager of K. Wah Quarry Company Limited, K. Wah Block Company Limited, K. Wah Stones (Zhu Hai) Company Limited, Construction Materials Limited and the Director of K. Wah Materials (Huidong) Limited. He is an associate member of The CPA Australia, The Institute of Chartered Secretaries and Administrations and The Hong Kong Institute of Company Secretaries and a fellow of The Institute of Quarrying.

Mr. Alfred Ho Ka Lok, aged 41, rejoined the Group in 1992 and is the Deputy General Manager of K. Wah Concrete Company Limited. He is a certified professional marketer (Hong Kong) of The Hong Kong Institute of Marketing.

Mr. Louis Lau Wai Chiu, aged 46, joined the Group in 1996 and is the General Manager of K. Wah Quarry (Huzhou) Company Limited. He is a fellow of The Institute of Quarrying.

Mr. John Tam Kwan Kwan, aged 40, rejoined the Group in 1989 and is the Assistant General Manager of Barichon Limited and Doran (Hong Kong) Limited and the General Manager of K. Wah Construction Products (Shenzhen) Company Limited and Doran Construction Products (Shenzhen) Company Limited. He holds a bachelor of science degree from The Chinese University of Hong Kong.

Mr. Chen Wei Rong, aged 47, joined the Group in 1998 and is the General Manager of Shanghai K. Wah Concrete Co. Ltd., Shanghai Construction Materials. He holds a diploma of economic management from a correspondent school of Chinese Communist Central Cadet Academy.

Mr. Alexander Yu Ka Wah, aged 47, rejoined the Group in 1999 and is the Assistant General Manager of Shanghai Cement Project Development, Shanghai Construction Materials. He holds a higher diploma in structural engineering from The Hong Kong Polytechnic.

Ms. Teresa Tham Kit Wan, aged 41, joined the Group in 1998 and is the Assistant General Manager of Legal. She is a practising solicitor in Hong Kong, England and Wales and an advocate and solicitor in Singapore.

Mr. Edmund Yu Kwok Hung, aged 41, joined the Group in 1992 and is the Assistant General Manager of Operations, Guangzhou Construction Materials and the General Manager of Guangzhou K. Wah Nanfang Cement Company Limited. He is a fellow of The Association of Chartered Certified Accountants and an associate member of The Hong Kong Society of Accountants.

Mr. Rizal Lee Kok Hoong, aged 44, joined the Group in 2001 and is the Assistant General Manager of Human and Organization Development. He holds a bachelor degree of arts in sociology and mass communications from The National University of Malaysia.

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements for the year ended 31st December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the subsidiaries, jointly controlled entities and associated companies are set out in note 35 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2001 are set out on page 43 of the annual report. An interim scrip dividend equivalent to 1.5 cents (2000: 2.5 cents) per share with a cash option, totalling HK$17,910,000 (2000: HK$28,090,000) was paid during the year. The directors recommend a final scrip dividend of 2.5 cents (2000: 4 cents) per share with a cash option, totalling HK$30,420,000 (2000: HK$46,066,000). Full details of the scrip dividend will be set out in a letter to be sent to the shareholders.

SHARE CAPITAL

Details of shares issued as at 31st December 2001 are set out in note 23 to the financial statements.

During the year, 100,000 new shares were issued at the option price of HK$0.5216 per share pursuant to the Share Option Scheme of the Company as a result of the exercise of share options by option holders.

On 11th July 2001, 42,252,796 new shares were issued at a price of HK$0.5396 as the final dividend for the year ended 31st December 2000 to shareholders who had not made cash elections in respect of their shareholdings.

On 23rd November 2001, 22,730,941 new shares were issued at a price of HK$0.4009 as the interim dividend for the six months ended 30th June 2001 to shareholders who had not made cash elections in respect of their shareholdings.

The Company has not redeemed any of its shares during the year ended 31st December 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

DONATIONS

During the year, the Group made charitable donations amounted to HK$3,077,000.

FIXED ASSETS

Details of the movements in fixed assets are set out in note 13 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Lui Che Woo
Francis Lui Yiu Tung
Albert To Tak Pui (appointed on 19th December 2001)
Paddy Tang Lui Wai Yu
Chan Nai Keong
Charles Cheung Wai Bun
Moses Cheng Mo Chi
Yip Hing Chung
Joseph Lai Ming (resigned on 17th November 2001)
Edwin Yu Kwok Kam (resigned on 1st August 2001)

The biographical details of the directors and senior management are set out on pages 32 to 34 of the annual report.

In accordance with Article 106(A), Mrs. Paddy Tang Lui Wai Yu and Dr. Charles Cheung Wai Bun will retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. In accordance with Article 97, Mr. Albert To Tak Pui shall hold office until the forthcoming annual general meeting, and being eligible, offer himself for re-election.

None of the directors proposed for re-election has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

DISCLOSURE OF INTERESTS

At 31st December 2001, the beneficial interest of each director in the share capital of the Company and its listed ultimate holding company, K. Wah International Holdings Limited, and the details of any right to subscribe for shares in the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register kept under section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(A) Ordinary Shares of the Company

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	7,183,641	1,389,650	69,428,557[1]	823,069,667[2]	901,071,515
Francis Lui Yiu Tung	2,822	—	—	823,069,667[2]	823,072,489
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	823,069,667[2]	824,931,573
Chan Nai Keong	53,458	—	—	—	53,458
Charles Cheung Wai Bun	1,810	—	—	—	1,810
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	173,170	—	—	—	173,170

DISCLOSURE OF INTERESTS *(Cont'd)*

(B) Share Options of the Company

Details are set out in the SHARE OPTION SCHEME section below.

(C) Ordinary Shares of K. Wah International Holdings Limited

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	241,895	6,564,657	30,651,381[(3)]	1,155,322,894[(2)]	1,192,780,827
Francis Lui Yiu Tung	379,804	—	—	1,155,322,894[(2)]	1,155,702,698
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,155,322,894[(2)]	1,159,962,060
Chan Nai Keong	165,015	—	—	—	165,015
Charles Cheung Wai Bun	7,239	—	—	—	7,239
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—

(D) Share Options of K. Wah International Holdings Limited

	Number Outstanding at 31st December 2001	Number Exercised during the year
Lui Che Woo	2,850,000	—
Francis Lui Yiu Tung	2,200,000	—
Albert To Tak Pui	—	—
Paddy Tang Lui Wai Yu	1,470,000	—
Chan Nai Keong	735,000	—
Charles Cheung Wai Bun	—	—
Moses Cheng Mo Chi	—	—
Yip Hing Chung	—	—

Notes:

(1) 69,428,557 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 819,476,512 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. In addition, a discretionary trust was interested in 3,593,155 shares in the Company. 1,155,322,894 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by discretionary trusts. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu, as discretionary beneficiaries interested in the trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 30,651,381 shares in K. Wah International Holdings Limited were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

DISCLOSURE OF INTERESTS *(Cont'd)*

At 31st December 2001, the interest of every person (not being a director or chief executive of the Company) having an interest in 10% or more of the issued share capital of the Company as recorded in the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance, were as follows:

Name	Number of Ordinary Shares	
Sutimar Enterprises Limited	819,476,512	(Note 1)
K. Wah International Holdings Limited	819,476,512	(Note 1)
HSBC Holdings Plc	807,634,415	(Note 2)
HSBC Finance (Netherlands)	807,634,415	(Note 2)
HSBC Holdings B.V.	807,634,415	(Note 2)
HSBC Investment Bank Holdings B.V.	807,634,415	(Note 2)
HSBC International Trustee Limited	807,634,415	(Note 2)

Notes:

1. K. Wah International Holdings Limited is deemed to be interested in the 819,476,512 shares in the Company held by Sutimar Enterprises Limited since it owned all of the issued share capital of Sutimar Enterprises Limited.

2. HSBC International Trustee Limited is the trustee of discretionary trusts which holds 807,634,415 shares in the Company. Each of HSBC Holdings Plc, HSBC Finance (Netherlands), HSBC Holdings B.V. and HSBC Investment Bank Holdings B.V. are deemed to be interested in the 807,634,415 shares in the Company held by HSBC International Trustee Limited, being a wholly owned subsidiary within the HSBC Group.

There was duplication of interest of:

(i) 823,069,667 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu. Among these shares, 819,476,512 shares were also interested by Sutimar Enterprises Limited and K. Wah International Holdings Limited; and

(ii) 1,155,322,894 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu.

So far as was known to any director or chief executive of the Company, save as disclosed herein, there was no other person who was, directly or indirectly, interested in 10% or more of the issued share capital of the Company.

No contracts of significance to which the Company, its subsidiaries, its fellow subsidiaries or its holding companies was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEME

The Company's Share Option Scheme (the "Scheme") was adopted on 23rd June 2000 and became effective on 9th September 2000 for the purpose of providing incentives to directors and eligible employees by the granting of share options. Under the Scheme, options may be granted to directors, senior executives or employees of the Company or its subsidiaries.

The maximum number of shares in respect of which options may be granted under the Scheme (or under any other share option scheme of the Company) is 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the Scheme). The maximum entitlement of each participant is 25% of the maximum number of shares in respect of which options may be granted as calculated above.

The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire later than 10 years from the date of grant of the option. The minimum period, if any, for which an option must be held before it can be exercised is determined by the Board from time to time.

Consideration to be paid on each grant of option is HK$1.00. Full amount of the exercise price must be paid on the exercise of option. The exercise price shall be determined by the Board and shall not be less than the higher of the nominal value of a share and 80% of the average of the closing prices of the shares for the five business days immediately preceding the date of grant of the option.

The Scheme has a life of ten years and shall expire on 8th September 2010. However, approval is being sought from shareholders at the forthcoming annual general meeting to be held on 30th May 2002 for the adoption of a new share option scheme and the termination of the Scheme. Details are set out in the circular to shareholders enclosed with this Annual Report.

SHARE OPTION SCHEME *(Cont'd)*

Particulars of the options held by each of the directors of the Company and the employees granted under the Scheme or under any other share option scheme of the Company are as follows:

	Date of grant	Options held at 1st January 2001	Options granted during year	Options exercised during year	Options held at 31st December 2001	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
Albert To Tak Pui	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
Chan Nai Keong	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	—	—	536,000	0.5216	30th Dec 2000 – 29th Dec 2009
Charles Cheung Wai Bun	—	—	—	—	—	—	—
Moses Cheng Mo Chi	—	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—	—
Employees	20th May 1998	13,162,000	—	—	13,162,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	26,332,000	—	100,000 *(Note)*	26,232,000	0.5216	30th Dec 2000 – 29th Dec 2009

(Note): As at the date of exercise, 18th May 2001, the closing price per share was HK$0.60.

All options referred to above are subject to a one-year vesting period.

Except for the Scheme, at no time during the year was the Company, its subsidiary companies, its fellow subsidiary companies or its holding companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

1. On 20th July 2001, Profit Access Investments Limited, a wholly owned subsidiary of the Company, entered into a share transfer agreement and a joint venture contract with 上海北蔡房地產發展有限公司 for the acquisition of 40% equity interest in Shanghai Beicai Concrete Co., Ltd. ("Beicai") at a consideration of RMB8,620,000 (approximately HK$8,121,764) and the reorganisation of Beicai into a cooperative joint venture company.

   Beicai is principally engaged in the manufacture and sale of ready-mixed concrete. The Company originally owned 60% equity interest in Beicai beneficially. After the above acquisition and reorganisation, Beicai would be accounted for as a 100% subsidiary of the Company.

   The acquisition was a connected transaction for the Company under the Listing Rules. Details of the acquisition were included in the press announcement made by the Company on 20th July 2001.

2. On 19th December 2001, the Company executed a corporate guarantee of up to HK$88,900,000 to The Hongkong and Shanghai Banking Corporation Limited ("HSBC") as part of the security for the provision of general banking facilities of up to HK$140,000,000 by HSBC to KWP Quarry Co. Limited ("KWP"). KWP is a 63.5% owned subsidiary of the Company. The guarantee is a several guarantee and is limited to the Company's percentage interest in KWP. As at 31st December 2001, no facilities were utilised by KWP.

FINANCIAL SUMMARY

A five year financial summary of the results and of the assets and liabilities of the Group is shown on pages 30 and 31 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2001, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represents less than 30% of the Group's total purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible offer themselves for reappointment. PricewaterhouseCoopers replaced Price Waterhouse in 1999 following their merger with Coopers & Lybrand.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 11th April 2002



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF
K.WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 43 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11th April 2002

Consolidated Profit and Loss Statement

For the year ended 31st December 2001

	Note	**2001** **HK$'000**	2000 HK$'000
Turnover	3	**1,082,615**	1,093,521
Cost of sales		**(903,738)**	(846,120)
Gross profit		**178,877**	247,401
Other revenues	3	**48,984**	55,463
Other operating income		**15,634**	13,517
Administrative expenses		**(64,281)**	(67,868)
Other operating expenses		**(30,168)**	(29,614)
Operating profit	4	**149,046**	218,899
Finance costs	5	**(16,929)**	(24,077)
Share of profits less losses of			
Jointly controlled entities		**1,938**	(53)
Associated companies		**(6,010)**	(4,552)
Profit before taxation		**128,045**	190,217
Taxation	9	**(14,410)**	(23,565)
Profit after taxation		**113,635**	166,652
Minority interests		**(834)**	(376)
Profit attributable to shareholders	25	**112,801**	166,276
Dividends	11	**(48,330)**	(74,156)
		HK cents	*HK cents*
Earnings per share	12	**9.6**	15.2

Consolidated Balance Sheet

At 31st December 2001

	Note	2001 HK$'000	2000 HK$'000
Fixed assets	13	**675,498**	711,286
Jointly controlled entities	16	**177,818**	176,786
Associated companies	17	**86,033**	80,870
Other non-current assets	18	**141,709**	98,784
Non-current assets		**1,081,058**	1,067,726
Current assets			
Inventories	19	**63,079**	55,572
Debtors and prepayments	20	**335,449**	381,438
Other investments	21	**280,000**	280,000
Tax recoverable		**3,380**	2,381
Cash and bank balances		**299,123**	234,334
		981,031	953,725
Current liabilities			
Creditors and accruals	22	**266,862**	296,816
Current portion of long-term liabilities	26	**101,555**	128,299
Short-term bank loan, unsecured		**183,690**	75,360
Taxation payable		**5,134**	8,716
		557,241	509,191
Net current assets		**423,790**	444,534
		1,504,848	1,512,260
Financed by:			
Share capital	23	**121,674**	115,166
Reserves	25	**1,235,958**	1,161,642
Shareholders' funds		**1,357,632**	1,276,808
Minority interests		**125,547**	128,543
Long-term liabilities	26	**—**	86,563
Non-current liabilities	27	**21,669**	20,346
		1,504,848	1,512,260

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Approved by the board of directors on 11th April 2002.

Company Balance Sheet

At 31st December 2001

	Note	2001 HK$'000	2000 HK$'000
Subsidiaries	15	903,678	1,058,563
Current assets			
Debtors and prepayments	20	9,117	8,831
Other investments	21	280,000	280,000
Cash and bank balances		219,435	151,310
		508,552	440,141
Current liabilities			
Creditors and accruals	22	1,095	3,085
Current portion of long-term liabilities	26	67,917	93,333
Taxation payable		2,270	4,273
		71,282	100,691
Net current assets		437,270	339,450
		1,340,948	1,398,013
Financed by:			
Share capital	23	121,674	115,166
Reserves	25	1,219,274	1,229,930
Shareholders' funds		1,340,948	1,345,096
Long-term liabilities	26	—	52,917
		1,340,948	1,398,013

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Approved by the board of directors on 11th April 2002.

Consolidated Cash Flow Statement

For the year ended 31st December 2001

	Note	2001 *HK$'000*	2000 *HK$'000*
Cash flows from operating activities			
Cash generated from operations	28 (a)	**215,021**	311,681
Net tax paid		**(19,020)**	(24,242)
Interest element of finance lease rental payments		**(163)**	(398)
Interest paid		**(16,766)**	(23,679)
Net cash from operating activities		**179,072**	263,362
Cash flows from investing activities			
Purchase of fixed assets		**(44,083)**	(31,736)
Proceeds from sale of fixed assets		**1,458**	2,613
Purchase of minority interests in a subsidiary		**(11,331)**	(3,861)
Repayments from jointly controlled entities		**362**	7
Acquisition of associated companies		**(21,549)**	(56,126)
Repayment from/(advances to) associated companies		**2,253**	(9,858)
Deferred expenditure		**(36,413)**	(52,556)
Acquisition of long-term investments		**(33,739)**	(9,672)
Sales proceeds of long-term investments		**14,921**	—
Decrease/(increase) in deferred receivable		**3,224**	(4,601)
Interest received		**37,021**	42,289
Dividends received from jointly controlled entities		**383**	3,732
Net cash used in investing activities		**(87,493)**	(119,769)
Cash flows from financing activities	28 (b)		
Issue of new shares		**52**	32
Net increase in loans from minority shareholders		**11,199**	5,883
New long-term bank loans		**—**	30,000
Repayment of long-term bank loans		**(111,833)**	(123,083)
Increase in short-term loans repayable after three months from date of advance		**108,330**	51,810
Capital element of finance lease rental payments		**(1,474)**	(1,449)
Dividends paid to shareholders		**(32,067)**	(49,926)
Dividends paid to minority interests		**(940)**	(1,856)
Net cash used in financing activities		**(26,733)**	(88,589)
Net increase in cash and bank balances		**64,846**	55,004
Change in exchange rates		**(57)**	151
Cash and bank balances at beginning of year		**234,334**	179,179
Cash and bank balances at end of year		**299,123**	234,334

Consolidated Statement of Changes in Equity

For the year ended 31st December 2001

	Note	**2001** **HK$'000**	2000 HK$'000
Balance at beginning of the year			
As previously reported		**1,230,742**	1,090,593
Prior year adjustment (note 1(a)(i))		**46,066**	43,289
As restated		**1,276,808**	1,133,882
Issue of shares upon exercise of share options	23 & 25	**52**	32
Issue of shares for scrip dividends	23 & 25	**31,909**	42,866
Capital reserve on acquisition of additional interest in a subsidiary	25	**—**	4,395
Exchange differences arising on translation of overseas operations	25	**38**	736
Profit for the year	25	**112,801**	166,276
Dividends			
Interim dividend	25	**(17,910)**	(28,090)
Final dividend	25	**(46,066)**	(43,289)
Balance at end of the year		**1,357,632**	1,276,808

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with accounting principles generally accepted in Hong Kong.

In 2001, the Group adopted and implemented the following revised or new Statement of Standard Accounting Practices ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 1 (revised)	Presentation of financial statements
SSAP 9 (revised)	Events after the balance sheet date
SSAP 11 (revised)	Foreign currency translation
SSAP 14 (revised)	Leases
SSAP 15 (revised)	Cash flow statements
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries
SSAP 33	Discontinuing operations

SSAP 1 (revised), SSAP 11 (revised), SSAP 15 (revised) and SSAP 33 are applied in advance of their effective dates.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies which have affected the amounts reported for the current or prior years:

(i) *Dividends*

In accordance with the revised SSAP 9, dividends proposed or declared after the balance sheet date are no longer recognised as liabilities at the balance sheet date. This change in accounting policy has been applied retrospectively and as a result, reserves of the Group and Company as at 31st December 2000 have been increased by HK$46,066,000.

(ii) *Goodwill*

The Group has adopted the transitional provisions as permitted under SSAP 30 not to restate the goodwill/ negative goodwill taken to reserves prior to 1st January 2001. However, any impairment in respect of such goodwill are recognised as an expense in the period in which impairment has occurred in accordance with the requirements of SSAP 31.

As a result, goodwill previously taken directly to reserve amounting to HK$136,000 has been reclassified from capital reserve to revenue reserves.

The principal accounting policies adopted in the preparation of these financial statements are set out below:

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah Construction Materials Limited and its subsidiaries made up to 31st December and the Group's attributable share of post-acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill/negative goodwill which remains unamortised, including those previously taken directly to reserves.

All significant inter-company transactions and balances within the group companies are eliminated.

(c) Subsidiaries

A company is a subsidiary in which the Group directly or indirectly, holds more than 50% of the issued equity capital for long term, or controls more than 50% of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the directors, there is a long-term impairment in value. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

The consolidated profit and loss statement includes the Group's share of the results of jointly controlled entities, and the consolidated balance sheet includes the Group's share of the net assets of jointly controlled entities under the equity method.

(e) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss statement includes the Group's share of the results of associated companies, and the consolidated balance sheet includes the Group's share of net assets of the associated companies under the equity method.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(f) Goodwill

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net tangible assets of the acquired subsidiaries, jointly controlled entities and associated companies at the effective date of acquisition.

Goodwill arising on acquisitions occurring on or after 1st January 2001 is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years.

Goodwill on acquisitions, which occurred prior to 1st January 2001, was taken directly to reserves. The carrying amount of goodwill, including those previously taken directly to reserves, is reviewed annually and provision is only made where, in the opinion of the Directors, there is a long-term impairment in value.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation and provision for significant permanent impairment in values.

Leasehold land and buildings and improvements are depreciated over their respective lease periods using the straight-line method. Other fixed assets are depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other fixed assets	20 to 25%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of fixed assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amounts.

Profit or loss on disposal of a fixed asset is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserves.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) Leased assets

Assets leased from third parties under agreements that transfer substantially all the risks and rewards incident to ownership of the relevant assets to the Group are classified as finance leases. At the inception of a finance lease, the fair value of the asset or, if lower, the present value of the minimum lease payments, derived by discounting them at the interest rate implicit in the lease, is capitalised as a fixed asset; the corresponding obligations, net of finance charges, is included under long-term liabilities. Assets held under finance leases are depreciated on the basis described in note (g) above. Gross rental payable in respect of finance leases are apportioned between interest charges and a reduction of the lease obligations based on the interest rates implicit in the relevant leases.

Leases where a significant portion of the risk and rewards of ownership are retained by the lessors are classified as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Investments

Investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(m) Foreign currencies

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments in these subsidiaries, jointly controlled entities and associated companies are taken directly to reserves.

In previous years, profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies were translated at exchange rates ruling at the balance sheet date. This accounting policy has been changed to conform with SSAP 11 (revised) Foreign currency translation and the effect of such change to the accounts for the year is not material.

(n) Retirement benefit costs

The Group contributes to defined contribution retirement benefit schemes which are available to employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The Group's contributions to these schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions.

(o) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions mainly comprise lease termination penalties and employee termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the ongoing activities of the Group are not provided in advance. Any fixed assets that are no longer required for their original use are transferred to current assets and carried at the lower of the carrying amount or estimated net realisable value.

(p) Deferred taxation

Deferred taxation is provided at the current rate of taxation under the liability method in respect of material timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(q) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and title is transferred to customers.

Rental income net of any incentive given to the lessee is recognised over the periods of the respective leases on a straight-line basis.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is certain.

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement when they are incurred.

(s) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions within three months from the date of placement, less advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in the manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary reporting is by geographical segments and a separate business segment is not relevant. Segment assets consist primarily of fixed assets, other non-current assets, inventories, debtors and other receivables, and mainly exclude investments. Segment liabilities comprise mainly creditors and accruals. Sales, assets and liabilities are based on the country in which the customers are located.

A summary of the geographical segments is set out as follows:

Year ended 31st December 2001

	Hong Kong HK$'000	Mainland China HK$'000	Total HK$'000
Turnover	721,075	361,540	1,082,615
Other revenues	48,117	867	48,984
Operating profit	139,926	9,120	149,046
Finance costs			(16,929)
Share of profits less losses of			
Jointly controlled entities	(157)	2,095	1,938
Associated companies	370	(6,380)	(6,010)
Profit before taxation			128,045
Taxation			(14,410)
Profit after taxation			113,635
Minority interests	1	(835)	(834)
Profit attributable to shareholders			112,801
Segment assets	921,741	262,771	1,184,512
Jointly controlled entities	1,297	176,521	177,818
Associated companies	14,738	71,295	86,033
Common assets			613,726
Total assets			2,062,089
Segment liabilities	175,608	93,285	268,893
Minority interests	87,676	37,871	125,547
Common liabilities			310,017
Total liabilities			704,457
Capital expenditure	62,217	18,279	80,496
Depreciation	56,524	18,097	74,621
Amortisation	11,815	—	11,815

2. SEGMENT INFORMATION *(Cont'd)*

Year ended 31st December 2000

	Hong Kong *HK$'000*	Mainland China *HK$'000*	Total *HK$'000*
Turnover	844,965	248,556	1,093,521
Other revenues	54,504	959	55,463
Operating profit/(loss)	243,668	(24,769)	218,899
Finance costs			(24,077)
Share of profits less losses of			
Jointly controlled entities	(894)	841	(53)
Associated companies	(4,552)	—	(4,552)
Profit before taxation			190,217
Taxation			(23,565)
Profit after taxation			166,652
Minority interests	5	(381)	(376)
Profit attributable to shareholders			166,276
Segment assets	965,614	271,794	1,237,408
Jointly controlled entities	1,257	175,529	176,786
Associated companies	23,701	57,169	80,870
Common assets			526,387
Total assets			2,021,451
Segment liabilities	197,841	98,975	296,816
Minority interests	75,449	53,094	128,543
Common liabilities			319,284
Total liabilities			744,643
Capital expenditure	67,963	16,329	84,292
Depreciation	52,531	45,021	97,552
Amortisation	17,532	4,924	22,456
Write-off of pre-operating expenses	1,187	5,199	6,386
Write-off of other deferred expenditure	3,449	6,943	10,392

3. TURNOVER AND OTHER REVENUES

	2001	2000
	HK$'000	*HK$'000*
Turnover		
Sales of construction materials	**1,082,615**	1,093,521
Other revenues		
Rental income	**11,963**	11,343
Interest income from:		
Listed investments	**—**	570
Unlisted investments (note 32(b))	**25,415**	30,603
Bank deposits	**9,688**	11,116
Deferred receivable	**1,918**	1,831
	48,984	55,463
Total revenues	**1,131,599**	1,148,984

4. OPERATING PROFIT

	2001 *HK$'000*	2000 *HK$'000*
Operating profit is stated after crediting:		
Profit on disposal of listed investments	**6,583**	1,519
Amortisation of negative goodwill	**632**	—
and after charging:		
Amortisation:		
Quarry site development	**1,494**	5,173
Overburden removal costs	**10,321**	10,322
Pre-operating expenses and other deferred expenditure	**—**	6,961
Depreciation:		
Owned fixed assets	**74,334**	78,405
Leased fixed assets	**287**	307
Additional provision for fixed assets	**—**	18,840
Operating lease rental for land and buildings	**18,808**	16,238
Royalty	**4,944**	5,846
Write-off of pre-operating expenses	**—**	6,386
Write-off of other deferred expenditure	**—**	10,392
Auditors' remuneration	**1,086**	1,163
Loss on disposal of fixed assets	**1,792**	724
Cost of inventories sold	**778,444**	700,756
Staff costs, including directors' remuneration	**148,405**	139,892
Unrealised loss on long-term investments	**3,850**	—
Revaluation deficit of investment properties	**2,000**	6,036

5. FINANCE COSTS

	2001 *HK$'000*	2000 *HK$'000*
Interest expenses		
Bank loans and overdrafts	**16,766**	23,679
Finance lease obligations wholly payable within five years	**163**	398
	16,929	24,077

6. DIRECTORS' REMUNERATION

	2001	2000
	HK$'000	*HK$'000*
Fees	**490**	450
Salaries and other emoluments	**2,600**	3,113
Discretionary bonuses	**—**	245
Retirement benefits	**158**	162
	3,248	3,970

The emoluments of individual directors of the Company fell within the following bands:

	Number of Directors	
	2001	2000
Nil — HK$1,000,000	**7**	7
HK$1,000,001 — HK$1,500,000	**1**	—
HK$1,500,001 — HK$2,000,000	**1**	1
HK$2,000,001 — HK$2,500,000	**—**	1
	9	9

Fees paid to independent non-executive directors amounted to HK$240,000 (2000: HK$150,000) and no other emoluments were paid.

No options were granted to or exercised by the directors during the year (2000: nil).

7. MANAGEMENT REMUNERATION

The five individuals whose emoluments were the highest in the Group for the year include one (2000: two) directors whose emoluments are reflected in the analysis above. The emoluments of remaining four (2000: three) individuals are as follows:

	2001	2000
	HK$'000	*HK$'000*
Salaries and other emoluments	**6,438**	4,682
Discretionary bonuses	**—**	536
Retirement benefits	**373**	294
	6,811	5,512

7. MANAGEMENT REMUNERATION *(Cont'd)*

The emoluments of these individuals fell within the following bands:

	Number of employees	
	2001	2000
Nil — HK$1,000,000	**—**	—
HK$1,000,001 — HK$1,500,000	**2**	—
HK$1,500,001 — HK$2,000,000	**1**	3
HK$2,000,001 — HK$2,500,000	**1**	—
	4	3

8. RETIREMENT BENEFIT SCHEMES

The Group operates various retirement benefits schemes such as Mandatory Provident Fund (MPF) Scheme and Occupational Retirement Scheme Ordinance (ORSO) Scheme for our employees depending on circumstance. The Group makes monthly contributions to the MPF Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. The Group, where applicable, makes monthly top up contributions to the ORSO Scheme at a rate equal to 5% to 10% of the employee's basic salary minus the Group's mandatory contributions in respect of the relevant month to the MPF Scheme.

Registered in accordance with the relevant statutory requirements, the assets of the MPF and ORSO Schemes are held separately from those of the Group in independently administrated funds. The Group's contributions to the ORSO scheme are expended as incurred and may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group also contributes to retirement plans for its overseas employees at a percentage in compliance with the requirements of the respective overseas authorities.

The retirement benefits scheme cost charged to the profit and loss statement during the year ended 31st December 2001 represents contributions paid and payable by the Group to the schemes and amounted to HK$8,745,000 (2000: HK$6,617,000) less forfeitures of HK$579,000 (2000: HK$1,170,000), leaving HK$36,000 (2000: HK$100,000) available at the year end to reduce future contributions.

9. TAXATION

	2001	2000
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**12,917**	21,994
Overprovision in prior years	**(1,054)**	(1,394)
Mainland China profits tax	**2,576**	751
Deferred taxation (note 27(a))	**(708)**	1,541
	13,731	22,892
Jointly controlled entities		
Mainland China profits tax	**161**	167
Associated companies		
Hong Kong profits tax	**518**	506
	14,410	23,565

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

There was no material unprovided deferred taxation for the year.

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$27,867,000 (2000: HK$130,649,000).

11. DIVIDENDS

	2001	2000
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 1.5 cents (2000: 2.5 cents) per share	**17,910**	28,090
Proposed final scrip dividend with a cash option of 2.5 cents (2000: 4 cents) per share	**30,420**	46,066
	48,330	74,156

The dividends have been partially settled by cash as follows:

Interim	**8,797**	13,967
Final	**—**	23,270
	8,797	37,237

The Board of Directors recommend a final scrip dividend with a cash option of 2.5 cents (2000: 4 cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

12. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$112,801,000 (2000: HK$166,276,000) and the weighted average number of 1,176,638,000 shares (2000: 1,097,402,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2001 would not have a dilutive effect on the earnings per share.

13. FIXED ASSETS

Group

	Leasehold land and buildings *HK$'000*	Investment properties *HK$'000*	Leasehold improvements *HK$'000*	Plant and machinery *HK$'000*	Other fixed assets *HK$'000*	Total *HK$'000*
Cost or valuation						
At 31st December 2000	336,500	44,000	36,260	602,914	153,862	1,173,536
Additions	—	—	719	23,832	19,532	44,083
Disposals	—	—	—	(22,951)	(5,916)	(28,867)
Reclassification	(1,967)	—	—	1,967	—	—
Revaluation	—	(2,000)	—	—	—	(2,000)
At 31st December 2001	334,533	42,000	36,979	605,762	167,478	1,186,752
Accumulated depreciation						
At 31st December 2000	26,650	—	20,054	310,043	105,503	462,250
Charge for the year	6,920	—	2,008	51,883	13,810	74,621
Disposals	—	—	—	(20,481)	(5,136)	(25,617)
Reclassification	(496)	—	—	496	—	—
At 31st December 2001	33,074	—	22,062	341,941	114,177	511,254
Net book value						
At 31st December 2001	301,459	42,000	14,917	263,821	53,301	675,498
At 31st December 2000	309,850	44,000	16,206	292,871	48,359	711,286

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties held under medium term leases in Hong Kong were valued at 31st December 2001 on an open market value basis by CB Richard Ellis Limited, independent professional valuers.

(b) Land and buildings and plant and machinery with net book values of HK$242,643,000 (2000: HK$247,981,000) and HK$111,398,000 (2000: HK$124,998,000) respectively were pledged to secure banking facilities.

(c) Other fixed assets comprise barges, furniture and equipment and motor vehicles.

(d) The aggregate net book values of assets held under finance leases at 31st December 2001 were HK$72,000 (2000: HK$359,000).

(e) Apart from the properties mentioned under (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Leasehold land and buildings are held under medium term leases as follows:

	Hong Kong	Outside Hong Kong	2001 Total	2000 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost	296,935	9,598	306,533	308,500
At professional valuation 1990	28,000	—	28,000	28,000
	324,935	9,598	334,533	336,500

Certain land and buildings in Hong Kong were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle, independent professional valuers. Subsequent revaluations of this property are not required to be made in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had this property been carried at cost, its carrying amount would have been HK$565,000 (2000: HK$578,000).

15. SUBSIDIARIES

	Company	
	2001	2000
	HK$'000	*HK$'000*
Unlisted shares, at cost	1	1
Amounts payable	(1,002,940)	(711,054)
Amounts receivable	1,622,453	1,485,452
	619,514	774,399
Loans receivable	300,556	300,556
	920,070	1,074,955
Provision for diminution in value	(16,392)	(16,392)
	903,678	1,058,563

The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment. Loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the directors, materially affect the results or net assets of the Group are shown in note 35(a).

16. JOINTLY CONTROLLED ENTITIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Share of net assets	**92,473**	91,079
Amounts receivable	**85,345**	85,707
	177,818	176,786

The amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the directors, materially affect the results or net assets of the Group are shown in note 35(b).

17. ASSOCIATED COMPANIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Share of net assets	**86,033**	71,012
Amounts receivable	**—**	9,858
	86,033	80,870

The amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of associated companies which, in the opinion of the directors, materially affect the results or net assets of the Group are shown in note 35(c).

18. OTHER NON-CURRENT ASSETS

	Group	
	2001	2000
	HK$'000	*HK$'000*
Deferred expenditure		
Overburden removal costs	**94,077**	69,301
Quarry site development	**7,282**	7,460
	101,359	76,761
Deferred receivable (note a)	**9,127**	12,351
Long-term investments, unlisted	**31,223**	9,672
	141,709	98,784

18. OTHER NON-CURRENT ASSETS *(Cont'd)*

(a) Deferred receivable represents advances to various contractors for the delivery of concrete to customers. The advances are secured by the vehicles operated by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2007. The current portion of the receivable is included under other receivable.

19. INVENTORIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Aggregates and sand	**26,760**	12,964
Concrete pipes and blocks	**4,802**	6,704
Cement	**4,492**	8,159
Spare parts	**23,907**	24,380
Consumables	**3,118**	3,365
	63,079	55,572

At 31st December 2001, the carrying amounts of inventories stated at net realisable value amounted to HK$1,184,000 (2000: HK$1,880,000).

20. DEBTORS AND PREPAYMENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade debtors	**250,022**	269,560	**—**	—
Other receivable	**39,840**	52,730	**—**	—
Prepayments	**45,587**	59,148	**9,117**	8,831
	335,449	381,438	**9,117**	8,831

The Group has established credit policies which follow local industry practice. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

20. DEBTORS AND PREPAYMENTS *(Cont'd)*

The ageing analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	2001	2000
	HK$'000	*HK$'000*
Within one month	**94,155**	114,375
Two to three months	**110,361**	97,913
Four to six months	**31,270**	23,468
Over six months	**14,236**	33,804
	250,022	269,560

21. OTHER INVESTMENTS

	Group		**Company**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Floating rate notes, at cost	**280,000**	280,000	**280,000**	280,000

The floating rate notes were issued by the Company's ultimate holding company and carry interest at 4.5% per annum above six-month HIBOR. The notes are fully redeemable on 23rd September 2002. The Company is entitled to transfer the notes after 23rd March 2000 with the approval of the Board of Directors of the ultimate holding company.

22. CREDITORS AND ACCRUALS

	Group		**Company**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**93,642**	96,736	**—**	—
Other creditors	**52,784**	56,878	**—**	—
Accrued operating expenses	**112,107**	134,210	**1,095**	3,085
Deposits received	**8,329**	8,992	**—**	—
	266,862	296,816	**1,095**	3,085

22. CREDITORS AND ACCRUALS *(Cont'd)*

At 31st December 2001, the ageing analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2001	2000
	HK$'000	*HK$'000*
Within one month	**44,186**	43,703
Two to three months	**27,560**	28,979
Four to six months	**14,836**	14,800
Over six months	**7,060**	9,254
	93,642	96,736

23. SHARE CAPITAL

	2001		2000	
	Ordinary Shares of HK$0.10 each	**HK$'000**	Ordinary Shares of HK$0.10 each	HK$'000
Authorised:				
At beginning of year	**2,888,000,000**	**288,800**	2,888,000,000	288,800
Increase during the year	**1,000,000,000**	**100,000**	—	—
At end of year	**3,888,000,000**	**388,800**	2,888,000,000	288,800
Issued and fully paid:				
At beginning of year	**1,151,656,667**	**115,166**	1,070,841,458	107,084
Exercise of share options	**100,000**	**10**	60,000	6
Issued as scrip dividends	**64,983,737**	**6,498**	80,755,209	8,076
At end of year	**1,216,740,404**	**121,674**	1,151,656,667	115,166

24. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the year, no new options were granted and options to subscribe for 100,000 shares (2000: 60,000 shares) were exercised. At 31st December 2001, outstanding options granted under the scheme are as follows:

Exercise period	**Option price per share** *HK$*	**Number of shares**
20th May 1999 to 19th May 2008	0.5333	13,162,000
30th December 2000 to 29th December 2009	0.5216	26,232,000
		39,394,000

25. RESERVES

Group

	Capital reserve *HK$'000*	Share premium *HK$'000*	Land and buildings revaluation reserve *HK$'000*	Capital redemption reserve *HK$'000*	Revenue reserves *HK$'000*	Total *HK$'000*
At 31st December 2000						
As previously reported	4,259	554,083	27,363	70	529,801	1,115,576
Prior year adjustment (note 1)	136	—	—	—	45,930	46,066
As restated	4,395	554,083	27,363	70	575,731	1,161,642
Changes in exchange rates	—	—	—	—	38	38
Premium on shares issued	—	42	—	—	—	42
Share issued as scrip dividends	—	(6,498)	—	—	31,909	25,411
Profit for the year	—	—	—	—	112,801	112,801
2000 final dividend	—	—	—	—	(46,066)	(46,066)
2001 interim dividend	—	—	—	—	(17,910)	(17,910)
At 31st December 2001	**4,395**	**547,627**	**27,363**	**70**	**656,503**	**1,235,958**
Company and subsidiaries	4,395	547,627	27,363	70	696,399	1,275,854
Jointly controlled entities	—	—	—	—	(32,203)	(32,203)
Associated companies	—	—	—	—	(7,693)	(7,693)
	4,395	547,627	27,363	70	656,503	1,235,958
At 31st December 1999						
As previously reported	(136)	562,133	27,363	70	394,079	983,509
Prior year adjustment (note 1)	136	—	—	—	43,153	43,289
As restated	—	562,133	27,363	70	437,232	1,026,798
Changes in exchange rates	—	—	—	—	736	736
Acquisition of additional interest in a subsidiary	4,395	—	—	—	—	4,395
Premium on shares issued	—	26	—	—	—	26
Share issued as scrip dividends	—	(8,076)	—	—	42,866	34,790
Profit for the year	—	—	—	—	166,276	166,276
1999 final dividend	—	—	—	—	(43,289)	(43,289)
2000 interim dividend	—	—	—	—	(28,090)	(28,090)
At 31st December 2000	4,395	554,083	27,363	70	575,731	1,161,642
Company and subsidiaries	4,395	554,083	27,363	70	610,494	1,196,405
Jointly controlled entities	—	—	—	—	(33,597)	(33,597)
Associated companies	—	—	—	—	(1,166)	(1,166)
	4,395	554,083	27,363	70	575,731	1,161,642

25. RESERVES *(Cont'd)*

Company

	Share premium *HK$'000*	Capital Reserve *HK$'000*	Capital redemption reserve *HK$'000*	Revenue reserves *HK$'000*	Total *HK$'000*
At 31st December 2000					
As previously reported	554,083	235,239	70	394,472	1,183,864
Prior year adjustment (note 1)	—	—	—	46,066	46,066
As restated	554,083	235,239	70	440,538	1,229,930
Share issued as scrip dividends	(6,498)	—	—	31,909	25,411
Premium on shares issued	42	—	—	—	42
Profit for the year	—	—	—	27,867	27,867
2000 final dividend	—	—	—	(46,066)	(46,066)
2001 interim dividend	—	—	—	(17,910)	(17,910)
At 31st December 2001	**547,627**	**235,239**	**70**	**436,338**	**1,219,274**
At 31st December 1999					
As previously reported	562,133	235,239	70	295,113	1,092,555
Prior year adjustment (note 1)	—	—	—	43,289	43,289
As restated	562,133	235,239	70	338,402	1,135,844
Share issued as scrip dividends	(8,076)	—	—	42,866	34,790
Premium on shares issued	26	—	—	—	26
Profit for the year	—	—	—	130,649	130,649
1999 final dividend	—	—	—	(43,289)	(43,289)
2000 interim dividend	—	—	—	(28,090)	(28,090)
At 31st December 2000	554,083	235,239	70	440,538	1,229,930

At 31st December 2001, reserves of the Company available for distribution to shareholders amount to HK$436,338,000 (2000: HK$440,538,000).

26. LONG-TERM LIABILITIES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans				
— secured	**62,167**	154,000	**29,167**	87,500
— unsecured	**38,750**	58,750	**38,750**	58,750
Obligations under finance leases wholly payable within 5 years	**638**	2,112	—	—
	101,555	214,862	**67,917**	146,250
Current portion included in current liabilities	**(101,555)**	(128,299)	**(67,917)**	(93,333)
	—	86,563	—	52,917

(a) The bank loans are repayable within the following periods:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**100,917**	126,833	**67,917**	93,333
Between one to two years	—	85,917	—	52,917
	100,917	212,750	**67,917**	146,250

(b) Obligations under finance leases of the Group are payable within the following periods:

	Present value		Minimum payment	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**638**	1,466	**644**	1,555
Between one to two years	—	646	—	652
	638	2,112	**644**	2,207

27. NON-CURRENT LIABILITIES

	Group 2001 HK$'000	2000 HK$'000
Deferred taxation (note a)	**19,638**	20,346
Negative goodwill (note b)	**2,031**	—
	21,669	20,346

(a) Movements of deferred taxation during the year were as follows:

	Group 2001 HK$'000	2000 HK$'000
At beginning of year	**20,346**	18,805
Transfer (to)/from profit and loss statement (note 9)	**(708)**	1,541
At end of year	**19,638**	20,346
Provided in the financial statements in respect of:		
Accelerated depreciation allowances	**41,817**	41,306
Other timing differences	**(22,179)**	(20,960)
	19,638	20,346

The revaluation surplus or deficit arising from the revaluation of the Group's land and buildings and investment property does not constitute timing differences for Hong Kong profits tax purposes because they are held for the long-term and any gains or losses would not be subject to Hong Kong profits tax.

There is no other material unprovided deferred taxation at the balance sheet date.

(b) Negative goodwill

	Group 2001 HK$'000	2000 HK$'000
Arising on acquisition of additional interest in a subsidiary	**2,663**	—
Amortisation	**(632)**	—
	2,031	—

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2001	2000
	HK$'000	*HK$'000*
Operating profit	149,046	218,899
Depreciation	74,621	78,712
Additional provision for fixed assets	—	18,840
Profit on disposal of investments	(6,583)	—
Unrealised loss on long-term investments	3,850	—
Revaluation deficit of investment properties	2,000	6,036
Interest income	(37,021)	(42,289)
Loss on disposal of fixed assets	1,792	724
Amortisation of deferred expenditure	11,815	22,456
Amortisation of negative goodwill	(632)	—
Write-off of pre-operating expenses	—	6,386
Write-off of other deferred expenditure	—	10,392
Operating profit before working capital changes	198,888	320,156
Increase in inventories	(7,507)	(2,126)
Decrease/(increase) in debtors and prepayments	53,594	(12,975)
Decrease in other investments	—	10,175
Decrease in creditors and accruals	(29,954)	(3,549)
Cash generated from operations	215,021	311,681

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(b) Analysis of changes in financing

	Share capital and share premium *HK$'000*	Loans and finance lease obligations *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
As 31st December 2000	669,249	290,222	128,543	1,088,014
Changes in exchange rates	—	—	(95)	(95)
Purchase of additional interest in a subsidiary	—	—	(13,994)	(13,994)
Minority interests' share of profit	—	—	834	834
Cash inflow/(outflow) from financing	52	(4,977)	10,259	5,334
At 31st December 2001	669,301	285,245	125,547	1,080,093
As 31st December 1999	669,217	332,869	132,208	1,134,294
Changes in exchange rates	—	75	188	263
Purchase of additional interest in a subsidiary	—	—	(8,256)	(8,256)
Minority interests' share of profit	—	—	376	376
Cash inflow/(outflow) from financing	32	(42,722)	4,027	(38,663)
At 31st December 2000	669,249	290,222	128,543	1,088,014

29. CAPITAL COMMITMENTS

	Group	
	2001 ***HK$'000***	2000 *HK$'000*
Contracted but not provided for	**38,531**	4,038

In addition, the Group has undertaken to invest HK$78,325,000 (2000: HK$99,929,000) in certain investee companies under associated companies (note 17) which are engaged in high technology projects.

30. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases are payable in the following periods:

	Group	
	2001	2000
	HK$'000	*HK$'000*
First year	**6,879**	7,433
Second to fifth years inclusive	**22,124**	23,471
After the fifth year	**39,541**	44,281
	68,544	75,185

31. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases are payable in the following periods:

	Group	
	2001	2000
	HK$'000	*HK$'000*
First year	**11,844**	11,393
Second to fifth years inclusive	**47,742**	48,061
After the fifth year	**65,864**	77,390
	125,450	136,844

32. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$24,620,000 (2000: HK$23,473,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) The Company receives interest income of HK$25,415,000 (2000: HK$30,603,000) in respect of the floating rate notes as detailed in note 21.

(c) Rental income from an associated company amounted to HK$9,557,000 (2000: HK$9,192,000) based on the terms of rental agreement between the parties.

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$295,893,000 (2000: HK$199,100,000). At 31st December 2001, the facilities utilised amounted to HK$205,283,000 (2000: HK$119,500,000).

The Company had executed an indemnity to its ultimate holding company for guarantees in respect of the banking facilities granted to a subsidiary amounting to HK$76,200,000 (2000: HK$63,500,000). At 31st December 2001, facilities utilised amounted to HK$76,200,000 (2000: HK$63,500,000). This guarantee from the ultimate holding company expired on 31st December 2001 and was replaced by a separate guarantee issued by the Company effective from 1st January 2002.

34. HOLDING COMPANY AND ULTIMATE HOLDING COMPANY

At 31st December 2001, the Company was a 67% owned subsidiary of Sutimar Enterprises Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of K. Wah International Holdings Limited, incorporated in Bermuda.

The directors regard K. Wah International Holdings Limited as being the ultimate holding company.

35. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries, jointly controlled entities and associated companies will be of excessive length and therefore the following list contains only the particulars of the subsidiaries, jointly controlled entities and associated companies which materially affect the results or assets of the Group.

(a) Subsidiaries

		Issued share capital			Percentage of equity held by		
Name of Company	Principal place of operation	Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	the Company	the Group	Principal activities
Incorporated in Hong Kong							
Barichon Limited	Hong Kong	3,000,000	—	1	—	99.93	Sale and distribution of concrete pipes
Chelsfield Limited	Hong Kong	2,111,192	—	10	—	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	—	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	—	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	—	100	Sale and distribution of concrete pipes
K. Wah Block Company Limited	Zhuhai	7,500	—	10	—	100	Manufacture of precast concrete products
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	—	100	Manufacture, sale and distribution of ready-mixed concrete

35. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of Company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share HK$	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	—	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	—	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	—	100	Trading
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	—	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	—	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	—	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	—	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	—	100	Property investment
Master Target Limited	Hong Kong	2	—	1	—	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	—	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	—	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	—	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	—	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	—	100	Investment holding
Star Route Limited	Hong Kong	2	—	1	—	100	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	—	100	Investment holding

35. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of Company	Principal place of operation	Registered capital			Percentage of equity held by		Principal activities
		HK$	*US$*	*RMB*	the Company	the Group	
Incorporated in Mainland China							
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	10,000,000	—	—	—	100	Manufacture, sale and distribution of concrete pipes
Guangzhou Jiafang Concrete Co., Ltd.	Guangzhou	—	—	11,200,000	—	57	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	—	1,290,000	—	—	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	—	350,000	—	—	100	Provision of management services
K. Wah (Huangpi) Quarry Company Limited, Guangzhou	Guangzhou	—	4,900,000	—	—	100	Quarrying
Shanghai Beicai Concrete Co., Ltd.	Shanghai	—	—	31,500,000	—	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	—	4,000,000	—	—	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	—	1,400,000	—	—	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	—	—	17,400,000	—	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	—	—	4,400,000	—	100	Manufacture, sale and distribution of ready-mixed concrete

35. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of Company	Principal place of operation	Registered capital HK$	Registered capital US$	Registered capital RMB	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	—	—	10,000,000	—	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	—	2,100,000	—	—	99	Manufacture, sale and distribution of ready-mixed concrete

Name of Company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share US$	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands							
Eternal Profits International Limited	Hong Kong	10	—	1	—	100	Property investment
Fairlight Investments Limited	Hong Kong	10	—	1	100	—	Investment holding
High Regard Investments Limited	Hong Kong	20	—	1	—	100	Investment holding
K. Wah Trading Company Limited	Cook Islands	1	—	1	—	100	Trading
Latent Developments Limited	Hong Kong	10	—	1	—	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	—	1	—	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	—	1	—	100	Investment holding
Taksin Profits Limited	Hong Kong	17	—	1	—	100	Investment holding
Woodland Assets Limited	Hong Kong	10	—	1	—	100	Investment holding

35. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(b) Jointly Controlled Entities

Name of Company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share *HK$*	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong							
International Precast Systems Limited	Hong Kong	22,785,000	—	1	—	49.12	Manufacture, sale and distribution of precast concrete products

Name of Company	Principal place of operation	Registered capital *HK$*	Registered capital *US$*	Registered capital *RMB*	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China							
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	—	—	100,000,000	—	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	—	4,000,000	—	—	50	Manufacture, sale and distribution of ready-mixed concrete

(c) Associated Companies

Name of Company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share	Percentage of equity held by the Company	Percentage of equity held by the Group	Principal activities
				HK$			
Incorporated in Hong Kong							
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	—	10	—	20	Manufacture, sale and distribution and laying of asphalt
				US$			
Incorporated in the Cayman Islands							
C-Tech Fund	Shanghai	880	—	1	—	22.73	Venture capital fund in technology business

嘉華建材有限公司

二零零一年年報

企業

本公司為一間有規模的專業建材公司，所有產品及服務，均力求完美。我們的使命是以客為本，為市場提供具競爭力的優質產品及服務。在追求卓越的精神下，我們以不屈不撓、群策群力及具遠見的經營理念，力求成為行業中的翹楚，並為股東帶來理想投資回報。

公司簡介

嘉華建材有限公司之前身國際筒業有限公司於1991年在香港聯合交易所上市，專門製造及銷售混凝士管筒及其他預製混凝土產品，現時，嘉華建材屬下多間附屬及聯營公司，為香港和中國內地各大城市之政府及私人機構工程項目供應建築材料，是現時香港經營最全面綜合建材業務之上市公司。亦為本港五大建築材料供應商之一。

嘉華建材主席暨創辦人呂志和博士，MBE，太平紳士高瞻遠矚，洞察香港之基建及房屋需求必隨人口上升及經濟增長而劇增，於1955年創立首間嘉華公司，供應建材產品。經過數十年不斷開拓發展，公司已極具規模。1997年，國際筒業收購母公司嘉華國際集團有限公司屬下在香港及內地所有石礦、預拌混凝士、水泥、瀝青和相關產品製造等業務，並於同年5月正式易名為嘉華建材有限公司，並進行架構重組，進一步提升管理及成本效益。

過去，嘉華建材成功在香港建立了全線垂直建材生產，除了在香港擁有堅實的基礎及優良商譽，亦策略性部署內地業務，在上海、廣州、深圳及珠海等地均設有生產基地，近年更著力進行本地化計劃，提拔優秀管理人才，不斷強化內地業務之營運效益。

目錄

財務誌要

日期	事宜
二零零一年九月十八日	公佈截至二零零一年六月三十日止六個月之業績
二零零一年九月二十七日	寄送二零零一年度中期報告予股東
二零零一年十一月二十三日	派發二零零一年度之中期股息股份及現金股息
二零零二年四月十一日	公佈截至二零零一年十二月三十一日止年度之業績
二零零二年四月二十六日	寄送截至二零零一年十二月三十一日止年度之年報及有關建議授予董事會購回本公司股份之一般授權、採納認股權計劃及修訂章程細則之通函予股東
二零零二年五月二十四日至二零零二年五月三十日（首尾兩天包括在內）	暫停辦理股份過戶登記手續以確定股東收取截至二零零一年十二月三十一日止年度末期股息之資格
二零零二年五月三十日	二零零二年度股東週年大會
二零零二年七月十日	派發二零零一年度之末期股息股份及現金股息

公司資料

主席

呂志和博士，MBE，太平紳士，LLD

副主席及董事總經理

呂耀東

執行董事

陶德培
鄧呂慧瑜

非執行董事

陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

獨立非執行董事

公司秘書

湯鉅南

核數師

羅兵咸永道會計師事務所

主要往來銀行

香港上海匯豐銀行有限公司

律師

丹敦浩國際律師事務所
的近律師行
孖士打律師行

註冊辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國存託憑證存託

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.kwcml.com

股份代號

SEHK 27

安達臣道石礦場



1. 安達臣道石礦場
2&3. 先進的採石設備提高生產效率



Photo taken by Risky Liu



1

生產基地



1,2&3. 所有廠房之位置均經過策略性部署以提高營運效益

Photo taken by Risky Liu



K.WAH CONCRETE CO.

茲訂於二零零二年五月三十日星期四上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店翰林廳召開二零零二年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零一年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零一年十二月三十一日止年度末期股息；

3. 選舉董事，及釐定董事袍金；

4. 聘請核數師，並授權董事釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「**動議：**

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「**動議：**

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部份股息者除外)，不得超過：

(甲甲)本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙)(倘董事會獲本公司股東根據一項獨立之普通議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定紀錄日期所登記之股份持有人按其當時持有比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「**動議**授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

   6.1 「**動議**待於本通告刊發之同日向股東寄發之通函所述之認股權計劃(「認股權計劃」，其條款載於註明「A」符號，並已提呈大會及經大會主席簽署以資識別之印製文件)獲股東在本公司之控股公司 K. Wah International Holdings Limited 之股東週年大會上批准及待香港聯合交易所有限公司批准根據認股權計劃授出之任何認股權獲行使時而可予發行之股份上市及買賣後，批准認股權計劃並將其採納為本公司之認股權計劃；以及授權本公司董事據此授出認股權、根據認股權計劃配發及發行股份、為實行認股權計劃而採取必要或恰當之所有步驟。」

   6.2 「**動議**待本大會通告所述第6.1項決議案獲通過及成為無條件後，終止本公司在其於二零零零年六月二十三日舉行之股東大會上為本公司及其附屬公司之僱員、高級行政人員及董事而採納之現有認股權計劃，由該決議案成為無條件當日起開始生效。」

7. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「**動議**將本公司之公司組織章程細則作如下修訂：

(甲) 在細則第2條「元」一字後加入以下新詞：

「「電子通訊」指透過任何媒體以任何電子傳送方式發出之通訊；

「法例」指不時適用於本公司之每項條例(包括根據此等有關條例制訂之任何法令、規例或其他附屬法例)」；

(乙) 在細則第2條「「書面」或「印刷」」之釋義中之「永久形式」等字句後加入「(包括電子通訊)」之字句；

(丙) 刪去細則第168(B)條，並以下文取代：

「168(B) 根據公司條例之條文，本公司每份資產負債表均須簽署，而在細則第168(C)條之規限下，本公司將根據公司條例及所有其他適用法例，於股東週年大會舉行日期最少二十一日前，將有關財務文件或財務摘要報告(各自之定義見公司條例)之印本，送呈或送遞本公司每位股東、本公司每位債券持有人、每位根據細則第46條登記之人士及其他有權收取本公司股東大會通告之人士。然而，是項細則不得規定將該等文件之印本送遞本公司並不知悉其地址之任何人士或送遞一位以上之聯名股份或債券持有人。

168(C) 如本公司已根據不時生效之公司條例、所有其他適用法例及香港聯合交易所有限公司證券上市規則，在本身之電腦網絡或以任何其他核准之方式(包括以任何電子通訊之方式送遞)刊登有關財務文件及(如屬適用)財務摘要報告(各自之定義見公司條例)，且細則第168(B)條所述人士同意或視作同意以上述方式刊登或收取文件可作為本公司已履行其向彼等送遞有關文件之責任，則根據該項細則或公司條例向該人士送遞有關財務文件或財務摘要報告(各自之定義見公司條例)之規定可視作已獲遵守。」；

(丁) 在細則第172條「(惟以上報章須名列根據公司條例第71A條，香港憲報刊登之報章名單內)」之字句後加入以下一段：

「或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則將其作為電子通訊按股東之電子地址向其送遞，或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則在本公司之電腦網絡刊登」；

(戊) 在細則第172條「如為聯名股份持有人，則為所有通告」之字句後加入「或文件」之字句；

(己) 在細則第174條第一行「通告」之字句後加入「或文件」之字句，以及在細則第174條結束之處加入以下一段：

「任何作為電子通訊而送遞之通告或文件，會視作已於本公司或其代理之伺服器傳送當日發出。任何在本公司之電腦網絡刊登之通告或文件，會視作已於向股東發出通知以説明通告或文件在本公司之電腦網絡可供查閱當日之翌日送達或送呈。」；

(庚) 在細則第174條加入以下一段作為細則第174(A)條：

「在不時生效之適用法例及香港聯合交易所有限公司證券上市規則之規限下，可向股東發出任何通告或文件(包括有關財務文件或財務摘要報告(各自之定義見公司條例)之英文或中文文本。」；及

(申) 在細則第177條「任何股東之註冊地址」之字句後加入「或以獲准之任何方式送達及」之字句。」

承董事會命
公司秘書
湯鉅南

香港，二零零二年四月二十六日

附註：

一、 本公司將於二零零二年五月二十四日至二零零二年五月三十日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。董事會現時並沒有計劃發行任何新股份。

五、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

六、 關於上述議案第6項，董事會懇請股東細閱隨本年報附上之本公司之通函，該通函載有(其中包括)採納新認股權計劃之理由及計劃之各項主要條款之概要。

七、 關於上述議案第7項，董事會懇請股東細閱隨本年報附上之本公司之通函，該通函載有(其中包括)修訂章程細則之理由。

業務流程圖


上游工序
石礦開採
原材料
• 碎石
• 水泥
水泥生產及
分銷
下游工序
混凝土磚件及
地台磚
預拌混凝土
混凝土管筒
顧客類別



主席 — 呂志和博士，MBE，太平紳士，LLD

序言

二零零一年為嘉華建材持續發展及重新定位之重要一年。集團在開拓內地核心業務及擴闊未來盈利基礎上取得重大進展。集團致力繼續深化成本優勢，進一步整合原材料供應流程，及不斷爭取有利輸送點。這一策略所帶出之成本及輸送優勢將有助集團增強市場佔有率及盈利潛力。

二零零一年業績

二零零一年香港建築業經歷過去數年中最困難之一年。在集團作出多項長遠投資同時，仍然取得滿意的業績。

二零零一年集團之營業額為港幣1,083,000,000元，比較上年度港幣1,094,000,000元減少1%。上海地區之增長並未能抵消香港市場之萎縮。

本年度股東應佔溢利為港幣113,000,000元，較上年度溢利減少32%。

每股盈利港幣9.6仙，較上年度減少37%。

董事會建議派發二零零一年末期股息每股港幣2.5仙，全年共派發股息港幣4仙，相等於43%派息率。在過去兩年中，集團均保持高於40%之平均派息率。

市場前景

二零零一年香港建築業經歷過去幾年中之新低點。市場需求疲弱對銷售價構成壓力，導致利潤下降，直接打擊集團建材業務之盈利表現。雖然短期內需求將持續偏軟，集團展望在一系列基建項目與市區重建工程帶動下，建築業能在中長線間改善。

相對而言，集團對中國內地之建材業務前景持樂觀態度。但集團充分意識到能在錯綜複雜、高度多元化及規模龐大之內地市場有所作為，必須持審慎，努力不懈與謙遜之態度，方可達致。

策略重心

在二零零一年度內，集團一直堅持其核心策略。

集團繼續在市場佔有率、生產能力、技術、質量及服務等方面擴大其在香港業務之領先地位。憑藉既有石料資源與物流之優勢，保持集團為成本最低的供應商之一，更能適應經濟週期的逆轉時期。在中國內地，集團會積極投資，尋求產品與物流方面之策略合作伙伴，以期令產品種類配套及多元化，並長期保持成本優勢。集團會繼續拓展大上海地區業務，進一步擴大預拌混凝土及其他建築材料之市場佔有率。因應二零零八年奧運會的契機，集團亦已積極部署在北京發展建材業務。集團在中國內地積累的管理經驗，相信對未來業務拓展大有裨益。

嘉華員工

嘉華員工是集團最寶貴之資產。集團將繼續積極發掘及培訓員工之潛能，以期協助集團業務之發展。集團亦會致力於招募並培養一隊具備多方面才能及可以在中港兩地發揮自如之項目經理，作為集團未來之核心團隊。

在貫徹集團之團隊精神方面，嘉華上下將繼續秉承三C原則，以溝通(communication)、合作(co-operation)與協調(co-ordination)，不斷提高團隊精神的基礎。在建材業務實施之全方位優質管理及包涵五十個改進目標之「K50」計劃，亦已大致完成。

獎項

二零零一年嘉華黃陂石礦場獲中國砂石協會和中國礦業聯合會評選表彰為全國十五名最先進砂石資源保護與利用典範單位之第一名。充分確認嘉華建材在石礦場環保設計及管理方面之卓越成就。

最後本人謹代表董事會向集團之董事，管理層及嘉華員工在過去一年所作之努力及貢獻致以謝意。

主席
呂志和博士

二零零二年四月十一日
香港

爭取成為環保典範









1&2.安達臣道石礦場修復及美化計劃
3. 道路灑水車有效減少塵土飛揚
4&5. 環境影響評估

Photo taken by Risky Liu




SAFETY FIRST
嘉華材料
嘉華材料
Photo taken by Risky Liu

本集團致力達至最高之公司管治標準。為達至此目標，本集團通過下列之董事會及委員會負責執行公司管治：

一、 董事會

董事會由主席、副主席、執行董事及非執行董事組成。董事會主要對股東負責及負責本司之整體管理。

董事會每年舉行正式會議三至四次，會議對考慮事項及所作出之決策有正式程序。董事會已授權執行董事會負責管理集團日常營運。

現時董事會成員為呂志和博士，呂耀東先生，陶德培先生，鄧呂慧瑜女士，陳乃強博士，張惠彬博士，鄭慕智先生及葉慶忠先生。

二、 執行董事會

執行董事會由執行董事組成，在管理集團日常營運上向董事會負責。執行董事會每週舉行會議，以監管及輔導日常營運及管理。

現時執行董事會成員為呂志和博士，呂耀東先生，陶德培先生及鄧呂慧瑜女士。

三、 審核委員會

為遵照香港聯合交易所有限公司證券上市規則附錄十四所載列之最佳應用守則，董事會已批准成立本公司之審核委員會，並已制定職權範圍書，界定該委員會之職權及職責，包括審查關於集團財政滙報程序之事宜。

現時審核委員會成員為張惠彬博士及鄭慕智先生。

審核委員會對審核全年業績及中期業績每年最少舉行兩次會議。審核委員會成員是敢言及擁有高度個人責任感之人士。為確保集團有開放及透明之管理，委員會並推薦核數師審核中期業績。

本集團在中國內地推行的公司管治已有滿意的成績。內地員工明瞭集團的內部政策和管理制度並全力實施。內地的管理層已更有紀律和遵從集團的內部政策和管理制度。無論在香港和內地，擁有良好的管治標準是集團的長遠策略。

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零一年十二月三十一日止之年度內一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，唯於特別情況下，可獲委任額外三年任期。


燕安石礦
安全爲本
安

Photo taken by Risky Liu

業績檢討

概覽

截至二零零一年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,083,000,000元及港幣128,000,000元。去年則分別為港幣1,094,000,000元及港幣190,000,000元。雖然整體市場疲弱，營業額仍能維持上年度水平。但除稅前溢利卻下跌百份之三十三。

香港建材業務繼續為集團帶來主要之盈利貢獻。市場環境因九一一事件變差，儘管管理層致力控制成本及提高生產力，本港業務之盈利仍持續下降。相反，本公司在上海業務之業績錄得可觀增長，並深信內地前景將保持興旺。

按地區分析

	香港 *港幣千元*	**中國內地** *港幣千元*	**集團** *港幣千元*
營業額	721,075	361,540	1,082,615
經營溢利	139,926	9,120	149,046
財務費用	(15,734)	(1,195)	(16,929)
應佔溢利減虧損			
共同控制實體	(157)	2,095	1,938
聯營公司	370	(6,380)	(6,010)
除稅前溢利	124,405	3,640	128,045
稅項			(14,410)
除稅後溢利			113,635
少數股東權益			(834)
股東應佔溢利			112,801

概覽（*續*）

按地區分佈之營業額


二零零一年
B 33%
A 67%
二零零零年
B 23%
A 77%

	二零零一年 港幣千元	二零零零年 港幣千元
香港	**721,075**	844,965
中國內地	**361,540**	248,556
	1,082,615	1,093,521

按地區分佈之總資產


二零零一年
B 31%
A 69%
二零零零年
B 25%
A 75%

	二零零一年 港幣千元	二零零零年 港幣千元
香港	**1,043,345**	1,127,854
中國內地	**461,503**	384,406
	1,504,848	1,512,260

香港業務

本年度的經濟仍在收縮，房地產及基建發展減慢，以致香港整體建材需求進一步下降。儘管管理層已致力控制營運成本，建材行業需求疲弱及價格激烈競爭，導致香港業務之利潤承受頗大壓力。

本集團佔有63.5%權益之嘉安石礦有限公司在安達臣道之重修合約，依原定計劃繼續進行。根據與香港特別行政區政府於一九九七年四月簽訂之合約，該公司在二零零二年一月已準時完成第二階段工程。隨著市場環境之轉變，本集團已採取多項策略性部署以確保在香港建材行業之競爭優勢及領導地位。於營運方面，本集團已在廣東惠東興建一所全資擁有的石礦場，並預計於二零零二年底前可全面投入生產以供應香港市場。於管理方面，本集團於二零零零年開始進行之公司文化改革及將權力及問責配合以達到企業目標之計劃已成功實施。本集團現已擁有一個有效之組織架構及文化基礎以迎接充滿競爭之香港市場環境。

香港業務(*續*)

管理層欣然宣佈仁科會計系統已於二零零一年一月成功安裝並應用於香港業務，而集團會計部之人數亦成功地以自然流失方式減少。集團更訂下目標在二零零二年底前將賬目月結所需之工作天數由八天減至五天。

受到二零零一年九一一事件之沖擊，本港市場在過去六個月持續疲弱，並對新訂單之價格及數量添加壓力。但集團對香港長遠經濟發展仍抱樂觀態度。新任財政司司長於二零零二年三月六日第一次發表之預算案中指出二零零二/零三年之非經常性支出將會比上年實質增長百分之二十一，而投入於主要基建項目金額約為港幣二百九十億元。香港特區政府亦表示現正考慮減少公共房屋供應量以給予私人機構更多空間及自由以發展房地產市場。集團認為此等政策可給予良好基礎以重整香港經濟及重拾公眾信心，同時亦為集團帶來重大商機。

因重整香港經濟需時，集團認為現時香港業務之貢獻在復甦前仍會進一步下降。集團之訂單相對去年仍處於低水平，但基於目前市場環境，集團認為情況仍屬平穩及令人滿意。為鞏固集團地位，管理層仍致力不斷發掘在珠江三角洲之市場及產品發展機會。

中國內地業務

相對上年，內地建材部門整體表現錄得可觀盈利增長。

本集團欣然宣佈去年上海預拌混凝土市場錄得三成增長而上海地區之盈利貢獻比預期理想。集團認為以現時上海預拌混凝土銷售量的水平，已可籍擴充上游材料生產設施以增加利潤。因此集團已就此成立一間全資附屬公司嘉華石礦(湖州)有限公司，此附屬公司將在湖州成立一所石礦場以應付上海市場之需要，並計劃於二零零二年底前全面投入生產。再者，集團亦已成立一間全資擁有之合作經營企業上海嘉華管樁有限公司，此合營企業將興建一間生產管樁的工廠以應付上海市場需求。本集團展望在市場環境不斷改善及集團不斷增加投資設施以及擴闊產品下，上海之預拌混凝土及其他建築材料業務將為本集團帶來更大之盈利貢獻。

在廣州，由於市場環境之持續逆轉以及黃陂石礦場及嘉房混凝土廠房的關閉，業務表現較失望。本集團向廣東省高級人民法院提出撤銷關閉黃陂石礦場之申請已於二零零一年十二月二十八日作出聆訊，現時仍在等候訴訟結果。

本集團欣然宣佈，在本集團持續致力提高生產力下，本集團持有百分之五十股權的廣州市嘉華南方水泥有限公司的生產量，較去年錄得百分之十四的增長。雖然不斷受到市場激烈競爭及市場價格大幅下降的影響，藉著生產能力的提高，該合營公司仍能錄得盈利貢獻。

中國內地業務(*續*)

本集團欣然宣佈已成功與廣州市嘉華南方水泥有限公司之中方股東達成協議，在該管理期於二零零二年十一月屆滿時，集團之管理權將可獲再延長四年。

長遠而言，透過本集團雄厚的財力及在中國內地累積多年的寶貴經驗，本集團有信心能受惠於中國加入世貿組織及二零零八年北京奧運會之有關工程。本集團之發展策略亦包括在中國內地其他城市積極拓展集團之產品及業務。

科技投資

本集團繼續以審慎態度推行其多元化發展計劃。在科技投資上，現時之總投資額為港幣111,000,000元。並在各個不同投資地區上取得平衡的投資組合，其中包括在香港及中國內地。

本集團將會在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會。本集團將繼續通過增進與現時伙伴之合作關係尋求進一步之增效作用，期以在中國內地及海外帶來更多投資機會。在選取投資項目時，本集團著重管理技能，專門知識，創新能力和技術改進。本集團有信心在穩健的投資取向，從新的經濟領域中取得回報。

獎項

為追求不斷進步，集團於二零零一年度參與多項比賽，而本集團亦欣然宣佈獲取以下獎項：

香港獎項

公司管治獎

於二零零一年本公司董事會榮獲由香港董事學會頒發之公司管治優異証書。該項比賽為香港董事學會舉行以確認在公司管治上有出色表現之企業。

二零零一年度良好人事管理獎

本集團之全資附屬公司嘉華石礦有限公司榮獲由勞工處主辦之二零零一年度良好人事管理獎。獲取這獎項是基於集團擁有公開及公平的管理系統、持平獎賞制度、雙向溝通環境、鼓勵員工持續學習及倡議平衡的生活模式態度。

香港獎項 *(續)*

香港工業獎之環保成就優異證書

本集團之全資附屬公司嘉華混凝土有限公司獲得二零零一年度香港工業獎之環保成就優異証書。該公司投放大量資源於環境保護工作，如內部環境管理系統、有效利用資源、減少污染物及廢料和工作間綠化運動。

策劃良好工作場所整理計劃及職業安全健康卓越表現之優異證書

本集團之全資附屬公司嘉華混凝土有限公司在職業安全健康局所舉辦之「策劃良好工作場所整理計劃」及「職業安全健康卓越表現」比賽中獲得優異証書。

中國內地獎項

黃陂石礦場榮獲中國砂石協會及中國礦業聯合會共同評選表彰為***全國最先進砂石資源保護與利用先進單位之第一位***。這正標誌著該石礦場擁有高質工業標準及作為其他中國內地礦場之模範。

於二零零一年廣州市嘉華南方水泥有限公司共榮獲三項優秀獎項，其中包括廣東省建設廳頒發之「***二零零零年全省發展散裝水泥先進單位一等獎***」、廣州市建設委員會評為「***發展散裝水泥之先進單位***」及廣州市建材行業協會頒發之「***建材放心產品証***」。

香港	
獲獎公司	獎項
嘉華建材有限公司董事會	— 2001年傑出董事獎 — 公司管治嘉許狀
嘉華石礦有限公司	— 2001年良好人事管理獎
嘉安石礦有限公司	— 策劃良好工作場所整理計劃成績優異 — 嘉許狀 — 建造業良好工地管理銀獎
嘉華混凝土有限公司	— 商界環保協會環保成就優異證書 — 職業安全健康卓越表現分享會2001 — 嘉許狀「混凝土車輛尾斜槽預防夾手安全裝置」 — 策劃良好工作場所整理計劃成績優異 — 嘉許狀
嘉華石業(珠海)有限公司	— 全國外商投資雙優先進企業
上海	
獲獎公司	獎項
上海寶嘉混凝土有限公司	— 《2000年度預拌混凝土生產質量優良》
上海港滙混凝土有限公司	— 《2000年納税百萬元企業》 — 《2000年度上海市預拌混凝土生產企業質量業績考核第二名》 — 《1999年度上海市預拌(商品)混凝土生產企業質量業績考評第二名》 — 《1999年納税百萬元企業》
上海嘉富混凝土有限公司	— 《2000年度預拌混凝土生產質量優良》 — 《1999年度上海市預拌(商品)混凝土生產企業質量業績考評第五名》
上海信財混凝土有限公司	— 《2000年度外商投資企業税收先進單位》榮譽證書
上海嘉建混凝土有限公司	— 《2000年度外商投資企業税收先進單位》榮譽證書
廣州	
獲獎公司	獎項
廣州市嘉華南方水泥有限公司	— 先進會員單位 — 先進個人 — 鍾福棨 — 廣州市推薦使用建材(建設工業)產品證書 — 計量水平確認證書 — 第七次全國水泥分析大對比「合格單位」稱號 — 2000年推廣散裝水泥全省先進單位 — 中國主要建材企業及知名建材產品推薦證書 — 信得過產品證書 — 安全文明生產先進單位 — 安全生產先進單位 — 98－99年武裝工作先進單位 — 質量體系認證證書

* 獎項根據頒發年份刊出

2000至2001屢獲殊榮





1. 嘉華建材有限公司董事會獲香港董事學會頒發2001年度傑出董事獎 — 公司管治嘉許狀
2. 嘉華石礦有限公司獲勞工處頒發2001年良好人事管理獎

財務狀況及負債比率

本集團之財務狀況於期內繼續增強。於二零零一年十二月三十一日，股東權益由二零零零年十二月三十一日之港幣1,277,000,000元增加百分之六至港幣1,358,000,000元，集團總資產則達港幣1,505,000,000元，與二零零零年十二月三十一日之港幣1,512,000,000元比較，微跌百分之零點五。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零一年十二月三十一日，本集團沒有實質負債，而二零零零年十二月三十一日之負債比率為百分之三。

資金來源

		二零零一年 港幣千元	二零零零年 港幣千元
	股本	**121,674**	115,166
	資本儲備	**552,092**	558,548
	盈餘儲備	**656,503**	575,731
D	重估儲備	**27,363**	27,363
	少數股東權益	**125,547**	128,543
F	非流動負債	**21,669**	106,909
		1,504,848	1,512,260


二零零一年
E 8%
F 1%
A 8%
D 2%
B 37%
C 44%
二零零零年
F 7%
E 8%
A 8%
D 2%
B 37%
C 38%

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零零年十二月三十一日之港幣234,000,000元上升至二零零一年十二月三十一日之港幣299,000,000元。而未償還之銀行貸款則由二零零零年十二月三十一日之港幣288,000,000元下降至本年度之港幣285,000,000元。所有貸款均以浮息利率計算及需於二零零二年還款。本集團之負債比率良好及資金充裕，足夠本集團應付承約及營運資金之需求。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣遠期合約與外幣之組合作風險對沖。本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

集團資產之抵押詳列於賬目附註第13項。

或然負債

集團之或然負債詳列於賬目附註第33項。

僱員

僱員及薪酬政策

本集團在香港及中國內地僱員總人數超過1,200人（不包括聯營公司及共同控制實體），僱員開支合共港幣145,157,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。二零零一年，集團聘任顧問公司為管理層設計及推行新的工作表現評估制度，每年年初訂立明確的工作目標，並會作出定期的檢討。

本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。

人力及組織發展

公司一向鼓勵員工積極學習，定期舉辦各類培訓課程，並贊助員工參加外界的進修課程。此等課程之範圍廣泛，包括集團及業務的知識、商業行為操守、領導才能、工業技能、品質注重及安全、語言及電腦軟件應用等。本集團並舉辦了專門設計之管理發展課程及研討會。

本集團為配合目前在中國內地之業務擴展、本地化計劃及進一步之發展，繼續在中國內地推行行政見習人員培訓計劃，挑選合適之大學畢業生，訓練其成為本集團未來之管理人員。與此同時，集團亦與上海同濟大學攜手制定了一套培訓計劃，旨在不斷提升及改進本集團在當地招聘之技術及中至高層管理人員在技術及管理上之概念及技巧。

健康、安全及環保

健康、安全及環保為集團業務之重要部份，公司和所有有關人仕都會致力在業務過程中顧及各方之健康、安全及環保需求。

集團參照國際及本地的標準，並執行相關的措施，目標是將工業意外率降至最低，為員工及工人締造一個健康及安全的工作環境，而本集團對環境保護亦十分重視。

良好企業公民

公司一向視對社會的承擔為己任，作為香港主要綜合建築材料供應商，多年來為肩負著建設本地城市現代化的重任為榮。

繼承這個傳統，嘉華建材同樂會於二零零一年初成立。在一批熱心公益的同事積極策劃及公司管理層的鼎力支持下，同樂會堅守承擔社會責任的宗旨，實踐為大眾市民服務的使命。

二零零一年，同樂會聯同多間社會慈善及自願機構，成績有目共睹，成功地推動一系列的活動，其中包括：

- 公益金綠(識)日
- 公益金便服日
- 仁濟慈善行
- 紅十字會捐血日
- 樂施會舊衣物捐贈日
- 聯合醫院探訪長期患病的小朋友
- 保良局兒童院之環保工作坊

來年，同樂會將籌備多項活動延續既有的成績，除了有效地增強同事之間的溝通外，亦希望藉此不遺餘力地回饋社會，承擔公民責任的使命。


KWCM SOCIAL CLUB


仁濟慈善行 2001







五年賬目摘要

	截至一九九八年三月三十一日止年度 港幣千元	截至一九九九年三月三十一日止年度 港幣千元	截至一九九九年十二月三十一日止九個月 港幣千元	截至二零零零年十二月三十一日止年度 港幣千元	**截至二零零一年十二月三十一日止年度 港幣千元**
綜合損益表					
營業額	1,089,850	1,123,615	812,566	1,093,521	**1,082,615**
股東應佔溢利	170,632	185,880	143,465	166,276	**112,801**
股息	34,905	45,231	64,702	74,156	**48,330**
每股盈利(仙)	21.8	22.4	13.4	15.2	**9.6**
每股股息(仙)	4.5	4.5	6.0	6.5	**4.0**
綜合資產負債表					
固定資產	649,420	816,754	786,475	711,286	**675,498**
共同控制實體及聯營公司	234,776	225,925	200,559	257,656	**263,851**
其他非流動資產	41,844	54,060	74,653	98,784	**141,709**
流動資產淨額	203,874	241,498	440,730	444,534	**423,790**
資金之運用	1,129,914	1,338,237	1,502,417	1,512,260	**1,504,848**
資金來源:					
股本	77,624	107,010	107,084	115,166	**121,674**
儲備	629,169	942,633	1,048,211	1,161,642	**1,235,958**
股東權益	706,793	1,049,643	1,155,295	1,276,808	**1,357,632**
少數股東權益	94,153	150,761	132,208	128,543	**125,547**
可換股票據	306,000	—	—	—	—
長期負債	4,933	119,798	196,109	86,563	—
非流動負債	18,035	18,035	18,805	20,346	**21,669**
已運用資金	1,129,914	1,338,237	1,502,417	1,512,260	**1,504,848**
每股賬面資產淨值(元)	0.91	0.98	1.08	1.11	**1.12**


營業額
港幣百萬元
1,200
1,000
800
600
400
200
0
97/98
98/99
12/99*
12/00
12/01
年份


每股盈利
港幣仙
25
20
15
10
5
0
97/98
98/99
12/99*
12/00
12/01
年份


每股資產淨值
港幣元
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
97/98
98/99
12/99
12/00
12/01
年份


股息及股東應佔溢利
港幣百萬元
200
180
160
140
120
100
80
60
40
20
0
97/98
98/99
12/99*
12/00
12/01
年份
股東應佔溢利
股息


每股股息
港幣仙
末期股息
中期股息
8
7
6
5
4
3
2
1
0
97/98
98/99
12/99*
12/00
12/01
年份

* 九個月

董事之個人資料

執行董事

呂志和博士，MBE，太平紳士，LLD，七十二歲，為本集團之創辦人，自一九九一年起任本公司之董事，現為本公司主席，呂博士於一九八九年被委任為嘉華國際集團有限公司董事兼主席。彼於礦務、建築材料及地產發展具逾四十五年之經驗。彼亦為香港合約石礦商會、英國礦業學會(香港分會)及東華三院前任主席。呂博士亦為香港酒店業主聯會主席及東尖沙咀地產發展商聯會會長。呂博士為中國人民政治協商會議全國委員會委員，亦為香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員，彼亦為香港中華科學與社會協進會主席、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，四十六歲，於一九七九年加入本集團。彼自一九八七年起任本公司之董事，現為本公司之副主席及董事總經理，呂先生亦自一九八九年起任嘉華國際集團有限公司之執行董事，現為該公司之董事總經理。呂先生為美國柏克萊加州大學土木工程學理學學士及結構工程學理學碩士。呂先生亦為城市規劃委員會成員。彼亦為中國人民政治協商會議上海市委員會委員。呂先生為呂志和博士之子。

陶德培先生，四十五歲，於二零零一年加入本集團為集團財務董事，並於同年起被委任本公司之執行董事。陶先生持有Saint John's University 學士學位及美國明尼蘇達州大學工商管理碩士學位。彼乃具豐富跨國運作經驗之財務專業人士，曾出任多間國際公司之高層行政職位。陶先生在企業融資、投資計劃及策略性發展方面，具豐富經驗。

鄧呂慧瑜女士，四十八歲，於一九八零年加入本集團，並於一九九一年起任本公司之董事。彼亦為嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為藝術發展局董事局成員及古物諮詢委員會委員。鄧女士為呂志和博士之女。

非執行董事

陳乃強博士，CEB，太平紳士，七十歲，於一九九一年起任本公司之董事。彼持有英國 Loughborough College 土木工程系一級榮譽文憑及英國 Loughborough University 科技榮譽博士學位。陳博士為前任香港工程科學院院長，現為英國皇家工程學院院士、英國土木工程師學會、英國結構工程師學會及香港工程師學會之資深會員。彼於一九五二年加入香港政府工務局，並於一九八三年至一九八六年期間任地政工務司。彼現為香港特別行政區選舉委員會委員。彼曾任立法局官守議員。

張惠彬博士，太平紳士，六十五歲，於一九八六年加入本集團，彼於一九八七年起任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼亦為嘉華國際集團有限公司之非執行董事。彼持有工商管理榮譽博士、碩士及學士學位。彼從事銀行業二十二年以上，曾擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席及在菲律賓上市之萬匯

通銀行董事，彼亦為建生國際集團有限公司及 Prime Investments Holdings Limited 之非執行董事。張博士曾任東華三院總理及顧問，彼為廣東省高爾夫球協會副會長。

鄭慕智先生，OBE，太平紳士，五十二歲，於一九九六年起任本公司之董事。鄭先生為一香港律師事務所胡百全律師事務所之資深合夥人。鄭先生為香港董事學會、教育委員會及公民教育促進委員會之主席，彼曾任立法局議員。

葉慶忠先生，MBE，太平紳士，七十九歲，於一九九一年起任本公司之董事。彼具有超過二十年混凝土管筒製造方面之經驗。彼亦為佳寧娜集團有限公司之副主席、香港中華廠商會之副會長、香港潮州商會有限公司之會長及香港九龍潮州公會之會長。

高級管理人員之個人資料

莊永棣先生，六十五歲，於一九八一年加入集團，現為上海建築材料部之董事。

徐應強先生，四十四歲，於一九八二年加入集團，現為香港建築材料部之董事。彼為礦業學會之資深會員及礦業學會(香港分會)前任主席。

羅裕群先生，五十二歲，於一九九七年加入集團，現為財務總監。彼為英國特許管理會計師公會(香港分會)之理事成員及資深會員、英國國際會計師公會之資深會員及香港會計師公會之會員。

歐中安先生，四十二歲，於一九九四年加入集團，現為人力資源及行政部之副董事。彼為香港人力資源管理學會及 American Society for Training and Development 之會員。

許彬彬先生，四十二歲，於一九九六年加入集團，現為國內拓展部之總經理。彼持有中國南京東南大學之建築材料工程碩士學位。

鍾福榮先生，四十五歲，於一九九七年加入集團，現為北京建築材料部之總經理。彼為特許工程師、香港工程師學會、澳洲工程師學會及英國電機工程師學會之會員。

魏柏楠先生，三十七歲，於二零零一年加入集團，現獲委派至嘉安石礦有限公司任職總經理。彼為礦業學會之資深會員。

湯鉅南先生，四十三歲，於一九八一年加入集團，現為公司秘書。

方保羅先生，五十一歲，於一九九六年加入集團，現為策劃及拓展部之總經理。彼為特許工程師、香港工程師學會之註冊專業工程師、The Institution of Mining and Metallurgy 及礦業學會之資深會員。彼亦為 The Geological Society of London 註冊之特許地質學家。

蔡兆華先生，四十八歲，於一九九八年加入集團，現為資訊科技部之總經理。彼為 The British Computer Society、The EDP Auditors Association 之會員及英國工程業議會之特許工程師。

劉王伊妮女士，四十六歲，於一九九九年加入集團，現為上海建築材料部之財務總經理。彼為美國會計師公會認証會計師。

黃杰明先生，四十九歲，於二零零零年加入集團，現為財務部之總經理。彼為英國特許管理會計師公會及香港會計師公會之會員。

周樹義先生，五十五歲，於一九九四年加入集團，現為嘉華建築材料有限公司及嘉華材料有限公司之副總經理。

汪義亮先生，三十八歲，於一九九七年加入集團，現為業務關係及拓展部之副總經理兼北京代表。彼持有南京金陵大學之經濟管理系學士學位。

吳煜基先生，三十九歲，於一九八七年加入集團，現為上海建築材料部之營運及法律事務總經理。彼持有香港科技大學工商管理碩士學位。

吳金滿先生，四十歲，於一九九一年重新加入集團，現為嘉華石礦有限公司、嘉華製磚有限公司、嘉華石業(珠海)有限公司、建築材料有限公司之副總經理及惠東嘉華材料有限公司之董事。彼為澳洲會計師公會、特許秘書及行政人員公會及香港公司秘書公會之會員及礦業學會之資深會員。

何嘉樂先生，四十一歲，於一九九二年重新加入集團，現為嘉華混凝土有限公司之副總經理。彼為香港市務學會之認許市務師(香港)。

劉偉超先生，四十六歲，於一九九六年加入集團，現為嘉華石礦(湖州)有限公司之總經理。彼為礦業學會之資深會員。

譚鈞均先生，四十歲，於一九八九年重新加入集團，現為百利昌有限公司和多倫(香港)有限公司之助理總經理及嘉華建築制品(深圳)有限公司和多倫建築制品(深圳)有限公司之總經理。彼持有香港中文大學之理科學士學位。

陳偉榮先生，四十七歲，於一九九八年加入集團，現為上海建築材料部之上海嘉華混凝土有限公司總經理。彼持有中共中央黨校附設函授學院經濟管理文憑證書。

庾家驊先生，四十七歲，於一九九九年重新加入集團，現為上海建築材料部之上海水泥項目發展助理總經理。彼持有香港理工學院之結構工程高級文憑。

譚潔云女士，四十一歲，於一九九八年加入集團，現為法律部之助理總經理。彼為香港、英國及威爾斯的執業律師及新加坡的執業大律師及律師。

余國雄先生，四十一歲，於一九九二年加入集團，現為廣州建築材料部之營運助理總經理及廣州市嘉華南方水泥有限公司之總經理。彼為英國特許公認會計師公會之資深會員及香港會計師公會之會員。

呂國鴻先生，四十四歲，於二零零一年加入集團，現為人力及組織發展部之助理總經理。彼持有馬來西亞國民大學社會及大眾傳播學學士學位。

董事會同寅謹向各股東提呈截至二零零一年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司之主要業務為投資控股。各附屬公司、共同控制實體及聯營公司之主要業務則載於賬目附註35。

業績及分派

本集團截至二零零一年十二月三十一日止年度之業績載於年報第43頁。年內曾派發以股代息之中期股息每股港幣1.5仙（二零零零年：港幣2.5仙），股東亦可選擇現金股息，合共港幣17,910,000元（二零零零年：港幣28,090,000元）。董事會建議派發以股代息之末期股息每股港幣2.5仙（二零零零年：港幣4仙），共需港幣30,420,000元（二零零零年：港幣46,066,000元），惟股東可選擇收取現金以代替股份股息。有關派發股份股息之詳情，將載於即將寄發予股東之函件內。

股本

於二零零一年十二月三十一日已發行股本詳情載於賬目附註23。

年內，本公司因認股權持有人行使認購股份之權利，根據認股權計劃發行新股100,000股，每股作價港幣0.5216元。

本公司於二零零一年七月十一日，向並無就其股權作出現金選擇之股東發行新股42,252,796股，每股作價港幣0.5396元，作為截至二零零零年十二月三十一日止年度之末期股息。

本公司於二零零一年十一月二十三日，向並無就其股權作出現金選擇之股東發行新股22,730,941股，每股作價港幣0.4009元，作為截至二零零一年六月三十日止六個月之中期股息。

本公司於截至二零零一年十二月三十一日止年度，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

儲備

本集團及本公司年內之儲備變動載於賬目附註25。

捐款

本集團於本財政年度內之慈善捐款為港幣3,077,000元。

固定資產

固定資產之變動詳情載於賬目附註13。

董事

於年內及截至本報告書日期本公司董事會成員如下：

呂志和	
呂耀東	
陶德培	(於二零零一年十二月十九日獲委任)
鄧呂慧瑜	
陳乃強	
張惠彬	
鄭慕智	
葉慶忠	
黎　明	(於二零零一年十一月十七日辭任)
余國錦	(於二零零一年八月一日辭任)

董事及高級管理人員之個人資料載於年報第32頁至第34頁。

遵照本公司細則第一百零六(甲)條，鄧呂慧瑜女士及張惠彬博士於即將舉行之股東週年大會任期屆滿告退，但表示如再度獲選，願繼續連任。遵照本公司細則第九十七條，陶德培先生之任期於即將舉行之股東週年大會屆滿，但表示如再度獲選，願繼續留任。

本公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(除了法定賠償外)。

權益之披露

於二零零一年十二月三十一日，根據證券(披露權益)條例第二十九條所述之登記冊，或根據上市公司董事進行證券交易之標準守則向本公司申報，各董事所擁有本公司及其上市最終控股公司嘉華國際集團有限公司之股份及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份

	個人權益	家屬權益	法團權益	其他權益	合計
呂志和	7,183,641	1,389,650	69,428,557[1]	823,069,667[2]	901,071,515
呂耀東	2,822	—	—	823,069,667[2]	823,072,489
陶德培	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	823,069,667[2]	824,931,573
陳乃強	53,458	—	—	—	53,458
張惠彬	1,810	—	—	—	1,810
鄭慕智	—	—	—	—	—
葉慶忠	173,170	—	—	—	173,170

權益之披露(續)

(乙) 本公司之認股權

詳情載於以下「認股權計劃」內。

(丙) 嘉華國際集團有限公司之普通股股份

	個人權益	家屬權益	法團權益	其他權益	合計
呂志和	241,895	6,564,657	30,651,381[3]	1,155,322,894[2]	1,192,780,827
呂耀東	379,804	—	—	1,155,322,894[2]	1,155,702,698
陶德培	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,155,322,894[2]	1,159,962,060
陳乃強	165,015	—	—	—	165,015
張惠彬	7,239	—	—	—	7,239
鄭慕智	—	—	—	—	—
葉慶忠	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權

	於二零零一年十二月三十一日尚未行使之數目	年內行使之數目
呂志和	2,850,000	—
呂耀東	2,200,000	—
陶德培	—	—
鄧呂慧瑜	1,470,000	—
陳乃強	735,000	—
張惠彬	—	—
鄭慕智	—	—
葉慶忠	—	—

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份69,428,557股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份819,476,512股(佔本公司已發行股本超過三分之一)擁有權益。此外，本公司之股份3,593,155股，則由全權信託擁有權益。而嘉華國際集團有限公司之股份1,155,322,894股(佔該公司已發行股本超過三分之一)，則由全權信託持有。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等信託之可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份權益及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有嘉華國際集團有限公司之股份30,651,381股。

權益之披露(續)

於二零零一年十二月三十一日，根據證券(披露權益)條例第十六(一)條所述之登記冊，持有本公司當時已發行股份百分之十或以上之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	普通股數目
Sutimar Enterprises Limited	819,476,512 (附註1)
嘉華國際集團有限公司	819,476,512 (附註1)
HSBC Holdings Plc	807,634,415 (附註2)
HSBC Finance (Netherlands)	807,634,415 (附註2)
HSBC Holdings B.V.	807,634,415 (附註2)
HSBC Investment Bank Holdings B.V.	807,634,415 (附註2)
HSBC International Trustee Limited	807,634,415 (附註2)

附註：

1. 嘉華國際集團有限公司擁有 Sutimar Enterprises Limited 之全部已發行股本，因此被視為對 Sutimar Enterprises Limited 擁有之本公司股份819,476,512股擁有權益。

2. 以 HSBC International Trustee Limited 為信託人之全權信託持有本公司之股份807,634,415股。HSBC Holdings Plc、HSBC Finance (Netherlands)、HSBC Holdings B.V. 及 HSBC Investment Bank Holdings B.V. 被視為持有由 HSBC 集團內一間全資附屬公司 HSBC International Trustee Limited 所持有本公司之股份807,634,415股權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之本公司股份823,069,667股；Sutimar Enterprises Limited 及嘉華國際集團有限公司對其中之819,476,512股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,155,322,894股。

就本公司任何董事或行政總裁所知，除上述權益外，並無其他人士直接或間接擁有百分之十或以上之本公司已發行股份。

本公司、附屬公司、同母系附屬公司及控股公司概無於年內或年結時簽訂本公司董事擁有重大權益之重要合約。

認股權計劃

本公司之認股權計劃(「該計劃」)於二零零零年六月二十三日被採納，並於二零零零年九月九日生效，以通過授出認股權之方式，獎勵董事及合資格僱員。根據該計劃，可向本公司或其附屬公司之董事、高級行政人員或僱員授出認股權。

根據該計劃(或根據本公司任何其他認股權計劃)可予授出之認股權所涉及之股份數目上限，最多以本公司不時之已發行股本(不包括根據該計劃而發行之股份)之10%為限。每位參與人有權獲授認股權之股份數目，最多以可予授出之認股權所涉及之股份數目上限(按上文所述方式計算)之25%為限。

董事會會不時決定可根據認股權認購股份之期間，惟該段期間之屆滿日期不得遲於認股權授出日期起計屆滿十年當日。董事會亦會不時決定認股權於獲行使前須由持有人持有之最短期間(如有)。

每宗授出之認股權均須收取港幣1元之代價，而行使價之全部款額亦須於行使認股權時繳足。行使價乃由董事會決定，惟不得低於以下兩項中之較高款額：(i)股份之面值；及(ii)股份於緊接認股權授出日期前五個營業日之收市價平均數之80%。

該計劃之有效期為十年，並將於二零一零年九月八日終止，然而，現正徵求股東在將於二零零二年五月三十日舉行之股東週年大會上批准採納全新之認股權計劃及終止該計劃。有關之詳情載列於隨附年報向股東寄發之通函內。

認股權計劃(續)

根據該計劃或根據本公司任何其他認股權計劃授出並由本公司董事及僱員持有之認股權之詳情載列如下：

	授出日期	於二零零一年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零一年十二月三十一日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陶德培	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陳乃強	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	—	—	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
張惠彬	—	—	—	—	—	—	—
鄭慕智	—	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	13,162,000	—	—	13,162,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	26,332,000	—	100,000 (附註)	26,232,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日

(附註)： 於行使日期二零零一年五月十八日，股份之收市價為每股港幣0.6元。

上文所述之所有認股權，須受一年持有期限制。

除該計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易

1. 於二零零一年七月二十日，本公司之全資附屬公司利達投資有限公司，與上海北蔡房地產發展有限公司訂立一項股權轉讓協議及一項合作合同書，以人民幣8,620,000元（約港幣8,121,764元）之總代價，收購上海北蔡混凝土有限公司（「北蔡」）之40%股本權益及將北蔡轉營為一間合作企業。

   北蔡主要從事製造及銷售預拌混凝土。於收購前，本公司實益擁有北蔡之60%股本權益。於完成收購及轉營後，北蔡將以本公司100%附屬公司之形式計入賬目。

   根據上市規則，該收購屬於本公司之關連交易。詳情已載於本公司於二零零一年七月二十日之新聞公佈內。

2. 於二零零一年十二月十九日，本公司就香港上海滙豐銀行有限公司（「滙豐」）授予嘉安石礦有限公司（「嘉安」），達港幣140,000,000元之一般銀行貸款，簽訂一項公司擔保，擔保額達港幣88,900,000元。嘉安為本公司之63.5%附屬公司。該項擔保乃一項個別擔保，以本公司佔嘉安之股權比例為限。於二零零一年十二月三十一日，嘉安並未有使用任何貸款額。

賬項摘要

本集團之五年業績、資產及負債賬目摘要載於年報第30頁及第31頁。

主要客戶及供應商

在截至二零零一年十二月三十一日止年度內，集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面（不包括資本性採購），最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過5%本公司已發行股份之股東，擁有此五大供應商之任何權益。

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司賬項經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但願意應聘續任。羅兵咸會計師事務所於一九九九年與永道會計師事務所合併後，羅兵咸永道會計師事務所接任為核數師。

承董事會命

主席
呂志和博士

香港，二零零二年四月十一日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

核數師報告書
致嘉華建材有限公司全體股東
（於香港註冊成立之有限公司）

本核數師已完成審核第43頁至第79頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作出之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零一年十二月三十一日結算時之財務狀況，及 貴集團至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年四月十一日

綜合損益表

截至二零零一年十二月三十一日止年度

	附註	**二零零一年** **港幣千元**	二零零零年 港幣千元
營業額	3	**1,082,615**	1,093,521
銷售成本		**(903,738)**	(846,120)
毛利		**178,877**	247,401
其他收益	3	**48,984**	55,463
其他營運收入		**15,634**	13,517
行政費用		**(64,281)**	(67,868)
其他營運費用		**(30,168)**	(29,614)
經營溢利	4	**149,046**	218,899
財務費用	5	**(16,929)**	(24,077)
應佔溢利減虧損			
共同控制實體		**1,938**	(53)
聯營公司		**(6,010)**	(4,552)
除税前溢利		**128,045**	190,217
税項	9	**(14,410)**	(23,565)
除税後溢利		**113,635**	166,652
少數股東權益		**(834)**	(376)
股東應佔溢利	25	**112,801**	166,276
股息	11	**(48,330)**	(74,156)
		港幣仙	港幣仙
每股盈利	12	**9.6**	15.2

綜合資產負債表

二零零一年十二月三十一日

	附註	二零零一年 港幣千元	二零零零年 港幣千元
固定資產	13	**675,498**	711,286
共同控制實體	16	**177,818**	176,786
聯營公司	17	**86,033**	80,870
其他非流動資產	18	**141,709**	98,784
非流動資產		**1,081,058**	1,067,726
流動資產			
存貨	19	**63,079**	55,572
應收賬款及預付款	20	**335,449**	381,438
其他投資	21	**280,000**	280,000
可收回稅金		**3,380**	2,381
現金及銀行結餘		**299,123**	234,334
		981,031	953,725
流動負債			
應付賬款及應計費用	22	**266,862**	296,816
長期負債之一年內應還額	26	**101,555**	128,299
短期銀行貸款 — 無抵押		**183,690**	75,360
應付稅項		**5,134**	8,716
		557,241	509,191
流動資產淨額		**423,790**	444,534
		1,504,848	1,512,260
資金來源：			
股本	23	**121,674**	115,166
儲備	25	**1,235,958**	1,161,642
股東權益		**1,357,632**	1,276,808
少數股東權益		**125,547**	128,543
長期負債	26	—	86,563
非流動負債	27	**21,669**	20,346
		1,504,848	1,512,260

呂志和
董事

呂耀東
董事

本賬目已獲董事會於二零零二年四月十一日批准。

公司資產負債表

二零零一年十二月三十一日

	附註	**二零零一年 港幣千元**	二零零零年 港幣千元
附屬公司	15	**903,678**	1,058,563
流動資產			
應收賬款及預付款	20	**9,117**	8,831
其他投資	21	**280,000**	280,000
現金及銀行結餘		**219,435**	151,310
		508,552	440,141
流動負債			
應付賬款及應計費用	22	**1,095**	3,085
長期負債之一年內應還額	26	**67,917**	93,333
應付税項		**2,270**	4,273
		71,282	100,691
流動資產淨額		**437,270**	339,450
		1,340,948	1,398,013
資本來源：			
股本	23	**121,674**	115,166
儲備	25	**1,219,274**	1,229,930
股東權益		**1,340,948**	1,345,096
長期負債	26	—	52,917
		1,340,948	1,398,013

呂志和
董事

呂耀東
董事

本賬目已獲董事會於二零零二年四月十一日批准。

綜合現金流量表

截至二零零一年十二月三十一日止年度

	附註	**二零零一年 港幣千元**	二零零零年 港幣千元
經營業務之現金流量			
經營業務產生之現金	28(a)	**215,021**	311,681
已付稅項淨額		**(19,020)**	(24,242)
融資租賃租金之利息部份		**(163)**	(398)
已付利息		**(16,766)**	(23,679)
經營業務之淨現金流量		**179,072**	263,362
投資業務之現金流量			
購買固定資產		**(44,083)**	(31,736)
出售固定資產		**1,458**	2,613
購入於附屬公司之少數股東權益		**(11,331)**	(3,861)
共同控制實體償還之墊款		**362**	7
購買聯營公司		**(21,549)**	(56,126)
還款自／(墊款予)聯營公司		**2,253**	(9,858)
遞延費用		**(36,413)**	(52,556)
購買長期投資		**(33,739)**	(9,672)
出售長期投資		**14,921**	—
減少／(增加)遞延應收賬款		**3,224**	(4,601)
已收利息		**37,021**	42,289
已收共同控制實體股息		**383**	3,732
用於投資業務之現金淨額		**(87,493)**	(119,769)
融資活動之現金流量	28(b)		
發行新股本		**52**	32
少數股東借款增加淨額		**11,199**	5,883
新增銀行長期借款		—	30,000
償還銀行長期借款		**(111,833)**	(123,083)
銀行短期貸款於貸款日起計算多於三個月內償還		**108,330**	51,810
融資租賃租金之資本部份		**(1,474)**	(1,449)
已付予股東股息		**(32,067)**	(49,926)
已付予附屬公司少數股東股息		**(940)**	(1,856)
用於融資活動之現金淨額		**(26,733)**	(88,589)
現金及銀行結餘淨額		**64,846**	55,004
滙率變動之影響		**(57)**	151
於年初之現金及現金等價物		**234,334**	179,179
於年末之現金及現金等價物		**299,123**	234,334

綜合權益變動報表

截至二零零一年十二月三十一日止年度

	附註	**二零零一年 港幣千元**	二零零零年 港幣千元
年初結餘			
如前呈報		**1,230,742**	1,090,593
前年度調整(附註1)		**46,066**	43,289
經重列		**1,276,808**	1,133,882
行使認股權發行股份	23及25	**52**	32
以股代息發行新股	23及25	**31,909**	42,866
增持附屬公司股份之資本儲備	25	—	4,395
折算海外業務產生之滙兑差額	25	**38**	736
本年溢利	25	**112,801**	166,276
股息			
中期股息	25	**(17,910)**	(28,090)
末期股息	25	**(46,066)**	(43,289)
年末結餘		**1,357,632**	1,276,808

1. 主要會計政策

(a) 編製基礎

本財務報表根據歷史成本會計法編撰，並對某些物業及投資的重估值作出修訂，及按照香港普遍採納之會計原則編製而成。

於二零零一年，本集團採納及應用以下由香港會計師公會頒佈之經修訂或新會計實務準則：

會計實務準則第1號(經修訂)	財務報表的呈報
會計實務準則第9號(經修訂)	資產負債表日後事項
會計實務準則第11號(經修訂)	外幣換算
會計實務準則第14號(經修訂)	租賃
會計實務準則第15號(經修訂)	現金流量表
會計實務準則第26號	分部報告
會計實務準則第28號	準備、或然負債和或然資產
會計實務準則第29號	無形資產
會計實務準則第30號	企業合併
會計實務準則第31號	資產減值
會計實務準則第32號	綜合財務報表和對附屬公司投資之會計處理
會計實務準則第33號	終止業務

會計實務準則第1號(經修訂)、會計實務準則第11號(經修訂)、會計實務準則第15號(經修訂)及會計實務準則第33號為其生效日期前預先採用。

採納此等新及經修訂之會計實務準則，對集團於本年及前年度之會計政策影響如下：

(i) *股息*

根據經修訂之會計實務準則第9號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯應用，因而導致集團及公司於二零零零年十二月三十一日之儲備增加了港幣46,066,000元。

(ii) *商譽*

集團採用會計實務準則第30號之過渡性條款，並無重列於二零零一年一月一日前產生而計入儲備之商譽或負商譽。然而，該商譽所產生之任何減值需按照會計實務準則第31號於當期確認為費用。

因此，以前直接計入儲備之商譽總額港幣136,000元已由資本儲備重新計入盈餘儲備。

以下為編製賬目所採用之主要會計政策：

1. 主要會計政策(續)

(b) 綜合基礎

本集團之綜合賬目已計入嘉華建材有限公司及其附屬公司截至十二月三十一日止年度之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時之資產淨值及應佔未攤銷之商譽／負商譽(包括以前直接計入儲備之金額)計算。

所有集團內公司間之重大交易及結餘已對銷。

(c) 附屬公司

附屬公司乃由本集團直接或間接長期持有超過百分之五十已發行股本、或控制超過百分之五十投票權、或控制董事局組成之公司。

在本公司的資產負債表內，附屬公司之投資以成本或低於成本列賬。如董事認為已出現長期性減值，則作出減值準備。附屬公司之業績在資產負債表結算日按股息收入列入本公司之賬目內。

(d) 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益賬包括集團應佔共同控制實體於本年度之業績，而綜合資產負債表則包括以權益法入賬之本集團應佔共同控制實體之資產淨值。

(e) 聯營公司

聯營公司乃非附屬公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

綜合損益表包括集團應佔聯營公司於本年度之業績，而綜合資產負債表則包括以權益法入賬之本集團應佔聯營公司之資產淨值。

1. 主要會計政策(續)

(f) 商譽

商譽指收購成本高於收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之淨資產之數額。

於二零零一年一月一日或以後產生之收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。

於二零零一年一月一日前產生之收購商譽則直接在儲備中撇銷。商譽之賬面值(包括以前已直接計入儲備中金額)將會作每年檢討，而董事們認為已出現長期性減值時則會作出減值準備。

當淨資產之公允價值高於收購金額時，相差之金額將於在收購之年度確認在損益表內，或以所收購之非貨幣性資產加權平均可用年期作分攤。

(g) 固定資產及折舊

固定資產均按原值或估值減去累計折舊及重大長期減值之撥備入賬。

租約土地及樓房與租約物業裝修按各租約年期以直線法計算折舊。其他固定資產以直線法在其估計可使用年限內將其成本攤銷。折舊年率如下：

廠場機器	5至25%
其他固定資產	20至25%

將固定資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。固定資產之賬面值均定期檢討，當預計可收回價值長期下降低於賬面值時，賬面值需作減值至預計可收回價值。預期未來之現金流量將折算為現值來決定可收回價值。

出售固定資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。於出售經過重估之資產時，任何屬於有關資產已變現之重估儲備結餘均直接轉撥至盈餘儲備。

1. 主要會計政策（續）

(h) 投資物業

投資物業乃建築工程及發展項目已完成並因其長期投資潛力持有而非自用之房地產權益。投資物業價值按公平值入賬，此價值為獨立專業估值算出之公開市場價值。投資物業重估產生之任何虧損則轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，剩餘轉入投資物業估值儲備內。當出售投資物業時，其有關重估盈餘之已變現部分將自該物業估值儲備撥入損益表。

租約年期超過二十年之投資物業則不作折舊。

(i) 租賃資產

根據將資產擁有權之全部得益及風險實質地轉讓予本集團而向第三者租用資產之租約均作為融資租賃入賬。融資租賃開始時，將資產之公平值或最低租金付款之現值（按租約隱示之利率折算）兩者之較低者資本化為固定資產；相應之承擔在扣除融資支出後列入長期負債。融資租賃之資產按上文附註(g)所述之基準折舊。應付之融資租賃金額按租約隱示之利率，以比例方式分攤為利息支出及租務承擔之減少。

資產擁有權之絕大部份得益及風險由出租公司保留之租約皆作為經營租約入賬。經營租約之租金支出在扣除自出租公司提供之優惠後，以直線法於租約期內在損益表中支銷。

(j) 遞延支出

石礦場之開發開支乃在石礦場中添置開採石礦之基本建設之成本。清除表土費乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之可用年限內以直綫法攤銷。

開辦費則於發生時在損益表支銷。

(k) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準計算，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價減除估計銷售費用計算。

(l) 投資

投資按公平值列賬。在每年結算日，投資之公平值變動引致之未變現盈虧淨額均在損益表記賬。出售投資之溢利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表記賬。

1. 主要會計政策（續）

(m) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧則撥入損益表計算。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於資產負債表結算日之滙率折算。折算於此等附屬公司、共同控制實體及聯營公司淨投資所產生之折算盈利則直接計入儲備。

往年，以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按於資產負債表結算日之滙率折算。此會計政策已因遵照會計實務準則第11號（經修訂）「外幣換算」而改變，但此改變對本年賬目之影響並不重大。

(n) 退休公積金成本

本集團為員工向界定供款退休公積金計劃作出供款。公積金計劃之資產由獨立基金管理並與本集團之資產分開。集團之供款額作為費用支銷。若僱員於未能有權提取整筆供款前離職，被沒收之供款額將用作減少本集團之供款。

(o) 準備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

重組準備主要包括終止租賃之罰款及解僱員工之付款，並於集團須承擔法律或推定付款責任之期間確認。解僱員工之遣散費僅在與適當之僱員代表協定裁員條款及受影響僱員數目後，或在個別僱員獲知會具體條款後始作確認。有關集團持續經營業務之成本不會預先作出撥備。不再作原定用途之固定資產均撥作流動資產，並按賬面值與估計可變現淨值兩者之較低者入賬。

(p) 遞延稅項

為課稅而計算溢利與賬目內之溢利二者間之重大時差，若預期將於可預見將來支付或收回負債或資產，即按現行稅率計算遞延稅項。

1. 主要會計政策（續）

(q) 收入確認

銷售建築材料之收入於貨物付運予顧客及所有權轉讓時入賬。

租金收入於扣除支付予承租人之獎勵金後按租約年期以直線法確認。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

股息收入在確定有權利收取時確認。

(r) 借貸成本

凡直接與收購、建造或製造資產有關的借貸成本，而該等資產必須經一段長時間籌備，以達致預定用途，該等借貸成本均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

(s) 現金及現金等價物

於現金流量表中，現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項以及可隨時轉換為現金之投資組合，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

2. 分部資料

集團主要從事生產及分銷建築材料，此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要報告以地區分部呈列，而業務分部並沒有關連。分部資產主要包括固定資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資。分部負債主要包括應付賬款及應計費用。而銷售、資產和負債則以客戶所在的國家劃分。

地區分部資料如下：

截至二零零一年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	721,075	361,540	1,082,615
其他收益	48,117	867	48,984
經營溢利	139,926	9,120	149,046
財務費用			(16,929)
應佔溢利減虧損			
共同控制實體	(157)	2,095	1,938
聯營公司	370	(6,380)	(6,010)
除税前溢利			128,045
税項			(14,410)
除税後溢利			113,635
少數股東權益	1	(835)	(834)
股東應佔溢利			112,801
分部資產	921,741	262,771	1,184,512
共同控制實體	1,297	176,521	177,818
聯營公司	14,738	71,295	86,033
共同資產			613,726
總資產			2,062,089
分部負債	175,608	93,285	268,893
少數股東權益	87,676	37,871	125,547
共同負債			310,017
總負債			704,457
資本開支	62,217	18,279	80,496
折舊	56,524	18,097	74,621
攤銷	11,815	—	11,815

2. 分部資料(續)

截至二零零零年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	844,965	248,556	1,093,521
其他收益	54,504	959	55,463
經營溢利／(虧損)	243,668	(24,769)	218,899
財務費用			(24,077)
應佔溢利減虧損			
共同控制實體	(894)	841	(53)
聯營公司	(4,552)	—	(4,552)
除税前溢利			190,217
税項			(23,565)
除税後溢利			166,652
少數股東權益	5	(381)	(376)
股東應佔溢利			166,276
分部資產	965,614	271,794	1,237,408
共同控制實體	1,257	175,529	176,786
聯營公司	23,701	57,169	80,870
共同資產			526,387
總資產			2,021,451
分部負債	197,841	98,975	296,816
少數股東權益	75,449	53,094	128,543
共同負債			319,284
總負債			744,643
資本開支	67,963	16,329	84,292
折舊	52,531	45,021	97,552
攤銷	17,532	4,924	22,456
開辦費撇銷	1,187	5,199	6,386
其他遞延費用撇銷	3,449	6,943	10,392

3. 營業額及其他收益

	二零零一年 ***港幣千元***	二零零零年 *港幣千元*
營業額		
銷售建築材料	**1,082,615**	1,093,521
其他收益		
租金收入	**11,963**	11,343
利息收入：		
上市證券投資	**—**	570
非上市證券投資(附註32(b))	**25,415**	30,603
銀行存款	**9,688**	11,116
遞延應收賬款	**1,918**	1,831
	48,984	55,463
總收益	**1,131,599**	1,148,984

4. 經營溢利

	二零零一年 港幣千元	二零零零年 港幣千元
經營溢利已計入：		
出售上市投資的利潤	**6,583**	1,519
負商譽攤銷	**632**	—
及已扣除：		
攤銷：		
石礦場之發展費用	**1,494**	5,173
清除表土費用	**10,321**	10,322
開辦費用及其他遞延費用	—	6,961
折舊：		
自置固定資產	**74,334**	78,405
租賃固定資產	**287**	307
固定資產額外準備	—	18,840
房地產營業租約租金	**18,808**	16,238
開採專利稅	**4,944**	5,846
開辦費撇銷	—	6,386
其他遞延費用撇銷	—	10,392
核數師酬金	**1,086**	1,163
出售固定資產虧損	**1,792**	724
出售貨物成本	**778,444**	700,756
員工成本，包括董事酬金	**148,405**	139,892
長期投資未變現的虧損	**3,850**	—
投資物業重估虧損	**2,000**	6,036

5. 財務費用

	二零零一年 港幣千元	二零零零年 港幣千元
利息支出		
銀行貸款及透支	**16,766**	23,679
需為五年內全數償還之融資租賃承擔	**163**	398
	16,929	24,077

6. 董事酬金

	二零零一年 港幣千元	二零零零年 港幣千元
袍金	**490**	450
薪金及其他酬金	**2,600**	3,113
酌情發放之花紅	**—**	245
退休福利	**158**	162
	3,248	3,970

本公司董事之酬金組別如下：

	董事人數 二零零一年	二零零零年
港幣0元至港幣1,000,000元	**7**	7
港幣1,000,001元至港幣1,500,000元	**1**	—
港幣1,500,001元至港幣2,000,000元	**1**	1
港幣2,000,001元至港幣2,500,000元	**—**	1
	9	9

付予獨立非執行董事之袍金為港幣240,000元(二零零零年：港幣150,000元)，除此之外，並無付予其他酬金。

本年度董事沒有獲授及行使認股權(二零零零年：無)。

7. 管理人員酬金

於本集團五名最高酬金人士中包括一名(二零零零年：二名)董事，其酬金亦已在以上分析表中反映。餘下四名(二零零零年：三名)人士之酬金如下：

	二零零一年 港幣千元	二零零零年 港幣千元
薪金及其他酬金	**6,438**	4,682
酌情發放之花紅	**—**	536
退休福利	**373**	294
	6,811	5,512

7. 管理人員酬金(續)

此等人士之酬金組別如下：

	僱員人數	
	二零零一年	二零零零年
港幣0元至港幣1,000,000元	—	—
港幣1,000,001元至港幣1,500,000元	**2**	—
港幣1,500,001元至港幣2,000,000元	**1**	3
港幣2,000,001元至港幣2,500,000元	**1**	—
	4	3

8. 退休福利計劃

本集團視乎不同情況為僱員設立退休福利計劃，如強積金及職業退休計劃等。集團根據有關強積金法例為僱員供款，供款率為僱員之每月有關入息5%。集團亦為僱員(如適用)在職業退休計劃供款，供款率為僱員之每月基本薪金5%至10%扣除集團為該僱員(如適用)在強積金計劃已供之款額。

本集團已根據有關法例之規定註冊強積金及職業退休計劃，其資產由一獨立管理基金管理，並與本公司之資產分開持有。本集團對職業退休計劃之供款於產生時支銷，倘僱員在享有全數供款利益前退出該計劃，則本集團可扣回所沒收之供款額。本集團亦為其在海外聘用之當地僱員就參與依照當地政府之規定而制訂之退休福利計劃供款。

截至二零零一年十二月三十一日止年度自損益表內扣除之退休福利計劃開支，乃指本集團對退休計劃之已付及應付供款額為港幣8,745,000元(二零零零年：港幣6,617,000元)，減除沒收之供款港幣579,000元(二零零零年：港幣1,170,000元)，於年終剩餘港幣36,000元(二零零零年：港幣100,000元)可用作扣減未來的供款。

9. 稅項

	二零零一年 港幣千元	二零零零年 港幣千元
本公司及附屬公司		
香港利得稅	**12,917**	21,994
往年度準備剩餘	**(1,054)**	(1,394)
中國內地所得稅	**2,576**	751
遞延稅項(附註27(a))	**(708)**	1,541
	13,731	22,892
共同控制實體		
中國內地所得稅	**161**	167
聯營公司		
香港利得稅	**518**	506
	14,410	23,565

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六(二零零零年：百分之十六)稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

本年度並無重大未撥準備之遞延稅項。

10. 股東應佔溢利

股東應佔溢利中之港幣27,867,000元(二零零零年：港幣130,649,000元)已列入公司賬目內。

11. 股息

	二零零一年 港幣千元	二零零零年 港幣千元
中期股份股息加現金選擇權每股港幣1.5仙（二零零零年：每股港幣2.5仙）	**17,910**	28,090
建議派發末期股份股息加現金選擇權每股港幣2.5仙（二零零零年：每股港幣4仙）	**30,420**	46,066
	48,330	74,156

部份股息以現金派發之詳情如下：

中期	**8,797**	13,967
末期	—	23,270
	8,797	37,237

董事局建議末期股息附現金選擇權為每股港幣2.5仙(二零零零年：每股港幣4仙)。此股息將於截至二零零二年十二月三十一日止年度列作盈餘儲備分派。

12. 每股盈利

每股盈利乃根據股東應佔溢利港幣112,801,000元(二零零零年：港幣166,276,000元)及年內已發行股份之1,176,638,000股(二零零零年：1,097,402,000股)加權平均數計算。

每股攤薄盈利並無呈列，因於二零零一年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

13. 固定資產

集團

	租賃土地及樓房 港幣千元	投資物業 港幣千元	物業裝修 港幣千元	廠場機器 港幣千元	其他固定資產 港幣千元	總額 港幣千元
成本或估值						
二零零零年十二月三十一日	336,500	44,000	36,260	602,914	153,862	1,173,536
添置	—	—	719	23,832	19,532	44,083
出售	—	—	—	(22,951)	(5,916)	(28,867)
重新分類	(1,967)	—	—	1,967	—	—
重估	—	(2,000)	—	—	—	(2,000)
二零零一年十二月三十一日	334,533	42,000	36,979	605,762	167,478	1,186,752
累積折舊						
二零零零年十二月三十一日	26,650	—	20,054	310,043	105,503	462,250
本年度折舊	6,920	—	2,008	51,883	13,810	74,621
出售	—	—	—	(20,481)	(5,136)	(25,617)
重新分類	(496)	—	—	496	—	—
二零零一年十二月三十一日	33,074	—	22,062	341,941	114,177	511,254
賬面淨值						
二零零一年十二月三十一日	301,459	42,000	14,917	263,821	53,301	675,498
二零零零年十二月三十一日	309,850	44,000	16,206	292,871	48,359	711,286

(a) 租賃土地及樓房按成本或估值減折舊列賬，詳情見附註14。香港之中期租約投資物業於二零零一年十二月三十一日由獨立專業估值師世邦魏理仕有限公司按公開市值基準評估。

(b) 賬面淨值港幣242,643,000元(二零零零年：港幣247,981,000元)的房地產及賬面淨值港幣111,398,000元(二零零零年：港幣124,998,000元)之廠場機器已抵押予銀行作為對集團信貸的擔保。

(c) 其他固定資產包括躉船、傢俬、設備及汽車。

(d) 以融資租約持有之資產於二零零一年十二月三十一日之賬面淨值合計為港幣72,000元(二零零零年：港幣359,000元)。

(e) 除以上附註(a)提及的物業外，其他資產均按成本值列賬。

14. 租賃土地及樓房

中期租約土地及樓房如下：

	香港 港幣千元	香港以外 港幣千元	二零零一年 港幣千元	二零零零年 港幣千元
成本	296,935	9,598	306,533	308,500
一九九零年專業估值	28,000	—	28,000	28,000
	324,935	9,598	334,533	336,500

若干位於香港之土地及樓房由獨立專業測計師仲量聯行根據於一九九零年三月三十一日之公開市值基準重新估值。根據香港會計實務準則第17條（物業、機器及設備）第80段，本集團日後無需重估此物業。倘此物業以成本列賬，其賬面值為港幣565,000元（二零零零年：港幣578,000元）。

15. 附屬公司

	公司	
	二零零一年 港幣千元	二零零零年 港幣千元
非上市股份，成本值	1	1
應付賬款	(1,002,940)	(711,054)
應收賬款	1,622,453	1,485,452
	619,514	774,399
應收貸款	300,556	300,556
	920,070	1,074,955
附屬公司減值準備	(16,392)	(16,392)
	903,678	1,058,563

應付及應收賬款為無抵押、免息及無固定還款期。而應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。

董事會認為對集團業績或資產淨值有重大影響之附屬公司之詳細資料見附註35(a)。

16. 共同控制實體

	集團	
	二零零一年	二零零零年
	港幣千元	港幣千元
所佔之資產淨額	**92,473**	91,079
應收賬款	**85,345**	85,707
	177,818	176,786

應收賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之共同控制實體之詳細資料見附註35(b)。

17. 聯營公司

	集團	
	二零零一年	二零零零年
	港幣千元	港幣千元
所佔之資產淨額	**86,033**	71,012
應收賬款	—	9,858
	86,033	80,870

應收賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之聯營公司之詳細資料見附註35(c)。

18. 其他非流動資產

	集團	
	二零零一年	二零零零年
	港幣千元	港幣千元
遞延支出		
清除表土費用	**94,077**	69,301
石礦場地發展支出	**7,282**	7,460
	101,359	76,761
遞延應收賬款(附註a)	**9,127**	12,351
長期投資，非上市	**31,223**	9,672
	141,709	98,784

18. 其他非流動資產（續）

(a) 遞延應收賬款為預付給運送混凝土予客戶的承包商款項，墊款由承包者之運送車作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零七年止。遞延應收賬款之流動部份已包括在其他應收賬中。

19. 存貨

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
石料及沙	**26,760**	12,964
混凝土管筒及磚	**4,802**	6,704
水泥	**4,492**	8,159
零件	**23,907**	24,380
雜項存貨	**3,118**	3,365
	63,079	55,572

截至二零零一年十二月三十一日止，以可變現淨值列賬的存貨金額合計為港幣1,184,000元（二零零零年：港幣1,880,000元）。

20. 應收賬款及預付款

	集團		公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
應收賬款	**250,022**	269,560	—	—
其他應收款	**39,840**	52,730	—	—
預付款	**45,587**	59,148	**9,117**	8,831
	335,449	381,438	**9,117**	8,831

集團根據當地有關行業之標準制定信貸政策，集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

20. 應收賬款及預付款(續)

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下:

	二零零一年 港幣千元	二零零零年 港幣千元
一個月內	**94,155**	114,375
二至三個月	**110,361**	97,913
四至六個月	**31,270**	23,468
六個月以上	**14,236**	33,804
	250,022	269,560

21. 其他投資

	集團		公司	
	二零零一年 港幣千元	二零零零年 港幣千元	二零零一年 港幣千元	二零零零年 港幣千元
浮息票據,按成本列賬	**280,000**	280,000	**280,000**	280,000

該浮息票據由本公司之最終控股公司發行,年利息率為六個月的香港銀行同業拆息利率再加4.5%,於二零零二年九月二十三日可全面贖回。本公司在得到最終控股公司董事會之同意下可在二零零零年三月二十三日之後將票據轉讓。

22. 應付賬款及應計費用

	集團		公司	
	二零零一年 港幣千元	二零零零年 港幣千元	二零零一年 港幣千元	二零零零年 港幣千元
應付賬款	**93,642**	96,736	—	—
其他應付款	**52,784**	56,878	—	—
營運應計費用	**112,107**	134,210	**1,095**	3,085
已收按金	**8,329**	8,992	—	—
	266,862	296,816	**1,095**	3,085

22. 應付賬款及應計費用（續）

於二零零一年十二月三十一日，應付賬款之賬齡依發票日期分析如下：

	二零零一年 港幣千元	二零零零年 港幣千元
一個月以下	**44,186**	43,703
二至三個月	**27,560**	28,979
四至六個月	**14,836**	14,800
六個月以上	**7,060**	9,254
	93,642	96,736

23. 股本

	二零零一年		二零零零年	
	每股面值港幣一角之普通股	**港幣千元**	每股面值港幣一角之普通股	港幣千元
法定：				
年初	**2,888,000,000**	**288,800**	2,888,000,000	288,800
本年度增加	**1,000,000,000**	**100,000**	—	—
年末	**3,888,000,000**	**388,800**	2,888,000,000	288,800
發行及繳足：				
年初	**1,151,656,667**	**115,166**	1,070,841,458	107,084
行使認股權	**100,000**	**10**	60,000	6
發行以股代息股份	**64,983,737**	**6,498**	80,755,209	8,076
年末	**1,216,740,404**	**121,674**	1,151,656,667	115,166

24. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本年度並沒有授出新的認股權，而有可認購股100,000股（二零零零年：60,000股）股份之認股權獲行使。於二零零一年十二月三十一日，根據計劃授出及尚未行使之認股權行使期限如下：

行使期限	**每股認購價** 港幣	**股數**
一九九九年五月二十日至二零零八年五月十九日	0.5333	13,162,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	26,232,000
		39,394,000

25. 儲備

集團

	資本儲備 港幣千元	股份溢價 港幣千元	土地及樓房重估儲備 港幣千元	股本贖回儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
二零零零年十二月三十一日						
如前呈報	4,259	554,083	27,363	70	529,801	1,115,576
前年度調整（附註1）	136	—	—	—	45,930	46,066
經重列	4,395	554,083	27,363	70	575,731	1,161,642
變更滙兑率	—	—	—	—	38	38
發行股份之溢價	—	42	—	—	—	42
發行以股代息股份	—	(6,498)	—	—	31,909	25,411
本年溢利	—	—	—	—	112,801	112,801
二零零零年末期股息	—	—	—	—	(46,066)	(46,066)
二零零一年中期股息	—	—	—	—	(17,910)	(17,910)
二零零一年十二月三十一日	**4,395**	**547,627**	**27,363**	**70**	**656,503**	**1,235,958**
公司及附屬公司	4,395	547,627	27,363	70	696,399	1,275,854
共同控制實體	—	—	—	—	(32,203)	(32,203)
聯營公司	—	—	—	—	(7,693)	(7,693)
	4,395	547,627	27,363	70	656,503	1,235,958
一九九九年十二月三十一日						
如前呈報	(136)	562,133	27,363	70	394,079	983,509
前年度調整（附註1）	136	—	—	—	43,153	43,289
經重列	—	562,133	27,363	70	437,232	1,026,798
變更滙兑率	—	—	—	—	736	736
增持附屬公司股份	4,395	—	—	—	—	4,395
發行股份之溢價	—	26	—	—	—	26
發行以股代息股份	—	(8,076)	—	—	42,866	34,790
本年溢利	—	—	—	—	166,276	166,276
一九九九年末期股息	—	—	—	—	(43,289)	(43,289)
二零零零年中期股息	—	—	—	—	(28,090)	(28,090)
二零零零年十二月三十一日	4,395	554,083	27,363	70	575,731	1,161,642
公司及附屬公司	4,395	554,083	27,363	70	610,494	1,196,405
共同控制實體	—	—	—	—	(33,597)	(33,597)
聯營公司	—	—	—	—	(1,166)	(1,166)
	4,395	554,083	27,363	70	575,731	1,161,642

25. 儲備(續)

公司

	股份溢價	資本儲備	股本贖回儲備	盈餘儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年十二月三十一日					
如前呈報	554,083	235,239	70	394,472	1,183,864
前年度調整(附註1)	—	—	—	46,066	46,066
經重列	554,083	235,239	70	440,538	1,229,930
發行以股代息股份	(6,498)	—	—	31,909	25,411
發行股份之溢價	42	—	—	—	42
本年溢利	—	—	—	27,867	27,867
二零零零年末期股息	—	—	—	(46,066)	(46,066)
二零零一年中期股息	—	—	—	(17,910)	(17,910)
二零零一年十二月三十一日	**547,627**	**235,239**	**70**	**436,338**	**1,219,274**
二零零零年三月三十一日					
如前呈報	562,133	235,239	70	295,113	1,092,555
前年度調整(附註1)	—	—	—	43,289	43,289
經重列	562,133	235,239	70	338,402	1,135,844
發行以股代息股份	(8,076)	—	—	42,866	34,790
發行股份之溢價	26	—	—	—	26
本年溢利	—	—	—	130,649	130,649
一九九九年末期股息	—	—	—	(43,289)	(43,289)
二零零零年中期股息	—	—	—	(28,090)	(28,090)
二零零零年十二月三十日	554,083	235,239	70	440,538	1,229,930

於二零零一年十二月三十一日,本公司可供分配予股東之儲備為港幣436,338,000元(二零零零年:港幣440,538,000元)。

26. 長期負債

	集團		公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行借款				
一有抵押	**62,167**	154,000	**29,167**	87,500
一沒有抵押	**38,750**	58,750	**38,750**	58,750
還款期為五年內之融資租賃承擔	**638**	2,112	—	—
	101,555	214,862	**67,917**	146,250
列為流動負債部份	**(101,555)**	(128,299)	**(67,917)**	(93,333)
	—	86,563	—	52,917

(a) 需於以下期間償還之銀行借款為：

	集團		公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港幣千元	港幣千元	**港幣千元**	港幣千元
一年內	**100,917**	126,833	**67,917**	93,333
第二年	—	85,917	—	52,917
	100,917	212,750	**67,917**	146,250

(b) 需於以下期間應付之集團融資租賃承擔為：

	現值		最低付款額	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港幣千元	港幣千元	**港幣千元**	港幣千元
一年內	**638**	1,466	**644**	1,555
第二年	—	646	—	652
	638	2,112	**644**	2,207

27. 非流動負債

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
遞延税項(附註a)	**19,638**	20,346
負商譽(附註b)	**2,031**	—
	21,669	20,346

(a) 年內遞延税項變動如下：

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
年初	**20,346**	18,805
撥(入)／自損益表(附註9)	**(708)**	1,541
年末	**19,638**	20,346
在賬內提撥如下：		
加速折舊免税額	**41,817**	41,306
其他時差準備	**(22,179)**	(20,960)
	19,638	20,346

就香港利得税而言，因重估集團之土地樓房及投資物業而產生之重估盈虧並不構成時差，因該等資產乃長期持有，任何盈虧均毋須繳納香港利得税。

於資產負債表結算日，並沒有任何未提撥準備之重大遞延税項。

(b) 負商譽

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
增持一附屬公司權益所產生	**2,663**	—
攤銷	**(632)**	—
	2,031	—

28. 綜合現金流量表附註

(a) 經營溢利與經營業務產生之現金對賬表

	二零零一年 港幣千元	二零零零年 港幣千元
經營溢利	**149,046**	218,899
折舊	**74,621**	78,712
固定資產的額外準備	**—**	18,840
出售投資的利潤	**(6,583)**	—
長期投資未變現的虧損	**3,850**	—
投資物業重估虧損	**2,000**	6,036
利息收入	**(37,021)**	(42,289)
出售固定資產之虧損	**1,792**	724
遞延費用攤銷	**11,815**	22,456
負商譽攤銷	**(632)**	—
開辦費用撇銷	**—**	6,386
其他遞延費用撇銷	**—**	10,392
營運資本變動前之經營溢利	**198,888**	320,156
存貨增加	**(7,507)**	(2,126)
應收賬款及預付款減少／(增加)	**53,594**	(12,975)
其他投資減少	**—**	10,175
應付賬款及應計費用減少	**(29,954)**	(3,549)
經營業務產生之現金	**215,021**	311,681

28. 綜合現金流量表附註(續)

(b) 融資變動分析

	股本及股份溢價 港幣千元	借款及融資租賃承擔 港幣千元	少數股東權益 港幣千元	總額 港幣千元
二零零零年十二月三十一日	669,249	290,222	128,543	1,088,014
變更滙兑率	—	—	(95)	(95)
增持附屬公司股份	—	—	(13,994)	(13,994)
少數股東應佔溢利	—	—	834	834
融資之現金流入/(流出)	52	(4,977)	10,259	5,334
二零零一年十二月三十一日	669,301	285,245	125,547	1,080,093
一九九九年十二月三十一日	669,217	332,869	132,208	1,134,294
變更兑滙率	—	75	188	263
增持附屬公司股份	—	—	(8,256)	(8,256)
少數股東應佔溢利	—	—	376	376
融資之現金流入/(流出)	32	(42,722)	4,027	(38,663)
二零零零年十二月三十日	669,249	290,222	128,543	1,088,014

29. 資本承擔

	集團 二零零一年 港幣千元	集團 二零零零年 港幣千元
已簽約但未撥備	**38,531**	4,038

此外,本集團承諾投資港幣78,325,000元(二零零零年:99,929,000元),於從事高科技項目之聯營公司(附註17)下之若干被投資公司。

30. 營業租約承擔

根據不可撤銷之土地及樓宇經營租賃而於未來支付之最低租賃付款總額如下：

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
第一年內	**6,879**	7,433
第二至第五年	**22,124**	23,471
五年後	**39,541**	44,281
	68,544	75,185

31. 營業租約收入

根據不可撤銷之土地及樓宇經營租賃而於未來收取之最低租賃收入總額如下：

	集團	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
第一年	**11,844**	11,393
第二至第五年	**47,742**	48,061
五年後	**65,864**	77,390
	125,450	136,844

32. 有關連人士交易

在集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣24,620,000元（二零零零年：港幣23,473,000元）。該項交易是按不低於向集團其他第三方顧客所訂立之價格及條款進行。

(b) 本公司收取浮息票據（詳見附註21）之利息收入為港幣25,415,000元（二零零零年：港幣30,603,000元）。

(c) 根據與聯營公司之租務協議條款收取租金為港幣9,557,000元（二零零零年：港幣9,192,000元）。

33. 或然負債

本公司已就若干附屬公司取得之信貸額港幣295,893,000元(二零零零年：港幣199,100,000元)向銀行出具擔保。於二零零一年十二月三十一日已動用之信貸額為港幣205,283,000元(二零零零年：港幣119,500,000元)。

本公司就最終控股公司擔保若干附屬公司取得之銀行信貸額港幣76,200,000元向最終控股公司作出賠償保證(二零零零年：港幣63,500,000元)。於二零零一年十二月三十一日已動用之信貸額為港幣76,200,000元(二零零零年：港幣63,500,000元)。此最終控股公司之擔保已於二零零一年十二月三十一日期滿，自二零零二年一月一日起，改由本公司擔保代替。

34. 控股公司及最終控股公司

本公司為在英屬處女群島註冊成立的 Sutimar Enterprises Limited 之附屬公司，其於二零零一年十二月三十一日持有本公司百分之六十七股權，而其則為在百慕達註冊成立之嘉華國際集團有限公司之全資附屬公司。

董事會認為本公司之最終控股公司為嘉華國際集團有限公司。

35. 主要附屬公司、共同控制實體與聯營公司

董事會認為將本集團全部附屬公司，共同控制實體及聯營公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之附屬公司，共同控制實體及聯營公司列出。

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值 港元	持有股權百分比 公司	持有股權百分比 集團	主要業務
在香港註冊成立							
百利昌有限公司	香港	3,000,000	—	1	—	99.93	銷售及分銷混凝土管筒
Chelsfield Limited	香港	2,111,192	—	10	—	100	投資控股
城輝亞洲有限公司	香港	10	—	1	—	100	投資控股
Construction Materials Limited	香港	30,000	—	10	—	100	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	—	100	銷售及分銷混凝土管筒
嘉華製磚有限公司	珠海	7,500	—	10	—	100	製造預製混凝土產品
嘉華混凝土有限公司	香港	2	1,000	100	—	100	製造、銷售及分銷預拌混凝土

35. 主要附屬公司、共同控制實體與聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	無投票權遞延股股數	每股面值 港元	持有股權百分比 公司	集團	主要業務
嘉華建材(香港)有限公司	香港	2	2	10	—	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	—	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	—	100	貿易
嘉華石礦有限公司	香港	2	100,000	100	—	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	—	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	—	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	—	63.5	石礦採石
禮榮有限公司	香港	2	2	1	—	100	物業投資
滙達通有限公司	香港	2	—	1	—	100	投資控股
貴通有限公司	香港	2	—	1	—	100	設備租賃
彩城有限公司	香港	2	—	1	—	100	投資控股
彩誌有限公司	香港	100	—	1	—	95	投資控股
彩域有限公司	香港	2	—	1	—	100	投資控股
星園有限公司	香港	2	—	1	—	100	投資控股
明旋有限公司	香港	2	—	1	—	100	投資控股
Triconville Investments Limited	香港	10	—	1	—	100	投資控股

35. 主要附屬公司、共同控制實體與聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本 港元	註冊資本 美元	註冊資本 人民幣	持有股權百分比 公司	持有股權百分比 集團	主要業務
在中國內地註冊成立							
多倫建築制品(深圳)有限公司	深圳	10,000,000	—	—	—	100	製造、銷售及分銷混凝管筒
廣州市嘉房混凝土有限公司	廣州	—	—	11,200,000	—	57	製造、銷售及分銷預拌混凝土
嘉華建築制品(深圳)有限公司	深圳	—	1,290,000	—	—	100	製造、銷售及分銷混凝土管筒
嘉華咨詢(上海)有限公司	上海	—	350,000	—	—	100	提供管理服務
廣州市嘉華(黃陂)石礦有限公司	廣州	—	4,900,000	—	—	100	石礦採石
上海北蔡混凝土有限公司	上海	—	—	31,500,000	—	100	製造、銷售及分銷預拌混凝土
上海港滙混凝土有限公司	上海	—	4,000,000	—	—	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	—	1,400,000	—	—	55	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	—	—	17,400,000	—	60	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	—	—	4,400,000	—	100	製造、銷售及分銷預拌混凝土

35. 主要附屬公司、共同控制實體與聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本 港元	註冊資本 美元	註冊資本 人民幣	持有股權百分比 公司	持有股權百分比 集團	主要業務
上海嘉華混凝土有限公司	上海	—	—	10,000,000	—	100	製造銷售及分銷預拌混凝土及提供品質保證服務
上海信財混凝土有限公司	上海	—	2,100,000	—	—	99	製造、銷售及分銷預拌混凝土

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值 美元	持有股權百分比 公司	持有股權百分比 集團	主要業務
在英屬處女群島註冊成立							
Eternal Profits International Limited	香港	10	—	1	—	100	物業投資
Fairlight Investments Limited	香港	10	—	1	100	—	投資控股
High Regard Investments Limited	香港	20	—	1	—	100	投資控股
K. Wah Trading Company Limited	科克群島	1	—	1	—	100	貿易
Latent Developments Limited	香港	10	—	1	—	100	投資控股
Profit Access Investments Limited	香港	10	—	1	—	100	投資控股
Prosperous Fields Limited	香港	10	—	1	—	100	投資控股
Taksin Profits Limited	香港	17	—	1	—	100	投資控股
Woodland Assets Limited	香港	10	—	1	—	100	投資控股

35. 主要附屬公司、共同控制實體與聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	無投票權遞延股股數	每股面值 港元	持有股權百分比 公司	集團	主要業務
在香港註冊成立							
環球預製建築系統有限公司	香港	22,785,000	—	1	—	49.12	製造、銷售及分銷預製混凝土產品

公司名稱	主要經營地區	註冊資本 港元	美元	人民幣	持有股權百分比 公司	集團	主要業務
在中國內地註冊成立							
廣州市嘉華南方水泥有限公司	廣州	—	—	100,000,000	—	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	—	4,000,000	—	—	50	製造、銷售及分銷預拌混凝土

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	無投票權遞延股股數	每股面值	持有股權百分比 公司	集團	主要業務
				港元			
在香港註冊成立							
泰瑪士柏油香港有限公司	香港	1,100,000	—	10	—	20	製造、銷售及分銷與鋪蓋瀝青
				美元			
在開曼群島註冊成立							
C-Tech Fund	上海	880	—	1	—	22.73	科技資本基金